

Following the Road We Know

2009 ANNUAL REPORT

Capitol Federal Financial

Contents

Financial Highlights 1

Letter To Our Stockholders 2

Directors and Management 4

Financial Information 5

Stockholder Information 81



Locations

Topeka | 785-235-1341
Home Office
700 S Kansas Avenue, Topeka, KS 66603

1201 S Topeka Boulevard
2100 SW Fairlawn Road
2865 SW Wanamaker Road
2901 S Kansas Avenue
3540 NW 46th Street
3310 SE 29th Street

Greater Kansas City | 913-381-5400
5251 Johnson Drive
9000 W 87th Street
10101 College Boulevard
1408 E Santa Fe Street
9500 Nall Avenue
13500 Metcalf Avenue
5700 Nieman Road
1900 W 75th Street
15525 W 87th Parkway
2100 E 151st Street
22400 Midland Drive
12200 Blue Valley Parkway, SuperTarget
15700 Shawnee Mission Parkway, SuperTarget
7734 State Avenue, Price Chopper
15345 W 119th Street, SuperTarget
11700 W 135th Street, Price Chopper
4050 W 83rd Street, Hen House
13351 Mission Road, Price Chopper
1223 NE Rice Road, Loan Production Office
8560 N Green Hills Road, Loan Production Office
15081 Nall Avenue
13100 State Line Road

Lawrence | 785-749-9000
1046 Vermont Street
1025 Iowa Street
3201 S Iowa Street, SuperTarget
4701 W 6th Street, Dillon's
1026 Westdale Road, Loan Production office

Wichita | 316-689-0200
4000 E Harry Street
4020 W Maple Street
10404 W Central Avenue
4616 E 13th Street
8040 E Douglas Avenue
8301 E 21st Street North
1636 North Rock Road, Suite 900 Derby

Emporia | 620-342-0125
602 Commercial Street

Manhattan | 785-537-4226
1401 Poyntz Avenue
705A Commons Place

Salina | 785-825-7121
2550 S 9th Street

Financial Highlights

	2009	2008	2007	2006	2005
		(dollars in thousands)			
Total Assets	$8,403,680	$8,055,249	$7,675,886	$8,199,073	$8,409,687
Loans Receivable, net	5,603,965	5,320,780	5,290,071	5,221,117	5,464,130
Mortgage-Backed Securities					
Trading	–	–	–	396,904	–
Available-for-Sale	1,389,211	1,484,055	402,686	556,248	737,638
Held-to-Maturity	603,256	750,284	1,011,585	1,131,634	1,407,616
Investment Securities					
Available-for-Sale	234,784	49,586	102,424	189,480	–
Held-to-Maturity	245,920	92,773	421,744	240,000	430,499
Deposits	4,228,609	3,923,883	3,922,782	3,900,431	3,960,297
Borrowings	3,106,179	3,160,710	2,785,707	3,322,172	3,479,875
Equity	941,298	871,216	867,631	863,219	865,063
Net Income	66,298	50,954	32,296	48,117	65,059
Efficiency Ratio	45.62%	49.93%	59.60%	48.03%	41.19%
Equity to Assets	11.20%	10.82%	11.30%	10.53%	10.29%

dividends paid per share



$2.35
$2.30
$2.25
$2.20
$2.15
$2.10
$2.05
$2.00
$1.95
$1.90
$1.85
2.29
2.11
2.00
2.09
2.30
09 08 07 06 05
Calendar Year

shares outstanding



100
80
60
40
20
0
millions of shares
74.1
21.1
74.1
20.9
74.3
20.9
74.0
20.4
74.3
20.5
09 08 07 06 05
Fiscal Year Ended 2009
Total
Public (1)
Fiscal Years Ended 2008-2005
Total
Public (1)

basic earnings per share



$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
0.91
0.70
0.44
0.66
0.90
09 08 07 06 05
Fiscal Year

(1) The public share count is the number of shares that would receive regular quarterly dividends as of September 30 of each year presented.

Letter to Our Stockholders

Capitol Federal is proud to report that fiscal year 2009 was our most profitable since fiscal year 2002. Our success was achieved by following the road we know. We continued to stay away from high-risk lending by focusing on sound underwriting, providing loans that people can repay, benefiting both the customer and the Bank. We focused on providing retail products that meet customers' needs while providing a high level of customer service. This is the essence of community banking.

Recently, the banking industry experienced its worst financial performance since the late 1980s. The economy has experienced the most difficult conditions, in some cases, since the Great Depression. Interest rates are at all time lows, even after we thought interest rates had reached the bottom in previous years. Economic concerns are on many people's minds. During this economic upheaval, Capitol Federal has remained true to its guiding principles and mission.

Our business plan has literally paid dividends to our stockholders. This past year Capitol Federal not only continued its $0.50 per share quarterly dividend but we paid a special dividend of $0.29 per share in December 2009 following a special dividend of $0.11 per share in December 2008. In calendar year 2009, Capitol Federal Financial paid $2.29 per share in dividends to its stockholders. In these difficult times many financial institutions have decreased or eliminated their dividend. It is our intention to continue our current dividend policy for the foreseeable future.

We have stayed committed to our own direction and have not followed industry high-fliers of prior years. Approximately 85% of our loans are located within our market areas and the homes that secure these loans have not experienced the large fluctuations in price during the last decade, like homes in other locations experienced. The loans we did purchase from outside of our market areas have been traditional one- to-four family loans, not high risk construction loans or development loans.

Last year the Federal Reserve continued its effort to restart the economy that had deteriorated due, at least in part, to the excessive origination of sub-prime residential loans. The Fed's plan included supplying an abundance of liquidity to the financial markets and to keep short-term interest rates at historically low levels. This created a perfect opportunity for borrowers to refinance to a lower rate. As a result of loan modifications and refinances, approximately 20% of our mortgage loan portfolio re-priced to lower rates in 2009. To help off-set this reduction in interest income, we refinanced $875.0 million of fixed rate Federal Home Loan Bank advances and reduced the cost on these borrowings by 1.28%, while lengthening the term to provide protection against rising rates.

In 2009 the personal savings rate increased in response to the deepening recession. This trend, along with our strong capital position, new branch locations and increased coverage of FDIC deposit insurance were catalysts for the eight percent growth in our deposit balances.



In 2009 we opened three new branches within our existing footprint. Two of these branches are in the Kansas City metro area and the other in the Wichita area. In 2010 we plan to open three new branches. We are very excited about the new branches and look forward to continued growth in our loans and deposits.

"We continue to take our own path by following the road we know."

Last June, in response to the severe financial crisis, President Obama released his proposed changes to the regulatory structure for financial institutions. Several of the ideas contained in the proposal were to promote further regulation of all financial companies, protect consumers from financial abuse and to improve the government's tools to manage future financial crises. Also contained in the proposal were the elimination of the thrift charter and the establishment of a single federal agency to regulate all banks and thrifts. As of this writing President Obama's proposal is being considered in the U.S. House of Representatives. We will continue to monitor this proposal with the goal that any legislation will allow us to continue on the road that has provided value for our stockholders for the past 10 years.

All of the directors, officers and employees of Capitol Federal take great pride in the communities where we live and work. This year, the Capitol Federal Foundation was able to help fund over 300 worthwhile causes across our market areas. The Foundation made cash grants totaling over $3.8 million in 2009, which is the most contributed in any year since it was established. In addition, we would like to thank our officers and employees for their many hours of volunteer service throughout the year.

Last winter Capitol Federal was highlighted in several television segments that appeared on CNBC, the "Today's Show" and the FOX Business Channel. The theme of these segments was to highlight a financial institution that did things right during very difficult times. Everyone at Capitol Federal is very proud of this recognition. Our commitment to our traditional community banking roots that earned us this recognition will continue in years to come.

Since being established in 1893, Capitol Federal Savings Bank has lived the philosophy of safety in savings, sound lending policies, quality customer service and a strong commitment to our communities. These basic principles have served our stockholders and customers well and we have no intention of changing such a successful strategy.

Best regards and thank you for your continued support, especially in these most challenging times.



John B. Dicus

Chairman, President and
Chief Executive Officer

Directors

B. B. Andersen	Real Estate Developer
John B. Dicus	Chairman, President and CEO of Capitol Federal Financial and Capitol Federal Savings Bank
Morris J. Huey, II	Executive Vice President and Chief Lending Officer for Capitol Federal Savings Bank
Jeffrey M. Johnson	President of Flint Hills National Golf Club
Michael T. McCoy, M.D.	Orthopedic surgeon in private practice, Chief of Orthopedic Surgery at Stormont-Vail Regional Medical Center
Jeffrey R. Thompson	Chief Executive Officer of Salina Vortex Corporation
Marilyn S. Ward	Retired Executive Director of ERC/Resource & Referral

Management

John B. Dicus	Chairman, President and CEO
R. Joe Aleshire	Executive Vice President of Retail Operations for Capitol Federal Savings Bank
Larry K. Brubaker	Executive Vice President of Corporate Services for Capitol Federal Savings Bank
Morris J. Huey, II	Executive Vice President and Chief Lending Officer for Capitol Federal Savings Bank
Kent G. Townsend	Executive Vice President and Chief Financial Officer
Tara D. Van Houweling	First Vice President and Reporting Director
Mary R. Culver	Corporate Secretary

Special Counsel	Silver, Freedman & Taff, L.L.P., 3299 K Street, N.W., Suite 100, Washington, DC 20007
Independent Auditors	Deloitte & Touche L.L.P., 1100 Walnut, Suite 3300, Kansas City, MO 64106
Corporate Counsel	Shaw, Hergenreter, & Quarnstrom, 700 S. Kansas Avenue, Suite 504, Topeka, KS 66603

Financial Information

Selected Consolidated Financial and Other Data 6

Management's Discussion and Analysis of Financial Condition and Results of Operations 8

Management's Report on Internal Control Over Financial Reporting 36

Reports of Independent Registered Public Accounting Firm 37

Consolidated Financial Statements:

Consolidated Balance Sheets as of September 30, 2009 and 2008 40

Consolidated Statements of Income for the Years Ended September 30, 2009, 2008 and 2007 42

Consolidated Statements of Stockholders' Equity for the Years Ended September 30, 2009, 2008 and 2007 43

Consolidated Statements of Cash Flows for the Years Ended September 30, 2009, 2008 and 2007 46

Notes to Consolidated Financial Statements for the Years Ended September 30, 2009, 2008 and 2007 48

SELECTED CONSOLIDATED FINANCIAL DATA

The summary information presented below under "Selected Balance Sheet Data" and "Selected Operations Data" for, and as of the end of, each of the years ended September 30 is derived from our audited consolidated financial statements. The following information is only a summary and you should read it in conjunction with our consolidated financial statements and notes beginning on page 40.

	September 30,				
	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)				
Selected Balance Sheet Data:					
Total assets	$ 8,403,680	$ 8,055,249	$ 7,675,886	$ 8,199,073	$ 8,409,687
Loans receivable, net	5,603,965	5,320,780	5,290,071	5,221,117	5,464,130
Investment securities:					
Available-for-sale ("AFS")	234,784	49,586	102,424	189,480	--
Held-to-maturity ("HTM")	245,920	92,773	421,744	240,000	430,499
Mortgage-backed securities ("MBS"):					
Trading	--	--	--	396,904	--
AFS	1,389,211	1,484,055	402,686	556,248	737,638
HTM	603,256	750,284	1,011,585	1,131,634	1,407,616
Capital stock of Federal Home Loan Bank ("FHLB")	133,064	124,406	139,661	165,130	182,259
Deposits	4,228,609	3,923,883	3,922,782	3,900,431	3,960,297
Advances from FHLB	2,392,570	2,447,129	2,732,183	3,268,705	3,426,465
Other borrowings	713,609	713,581	53,524	53,467	53,410
Stockholders' equity	941,298	871,216	867,631	863,219	865,063
Book value per share	12.85	11.93	11.88	11.89	11.91

	Year Ended September 30,				
	2009	2008	2007	2006	2005
	(Dollars and counts in thousands, except per share amounts)				
Selected Operations Data:					
Total interest and dividend income	$ 412,786	$ 410,806	$ 411,550	$ 410,928	$ 400,107
Total interest expense	236,144	276,638	305,110	283,905	244,201
Net interest and dividend income	176,642	134,168	106,440	127,023	155,906
Provision (recovery) for loan losses	6,391	2,051	(225)	247	215
Net interest and dividend income after provision (recovery) for loan losses	170,251	132,117	106,665	126,776	155,691
Retail fees and charges	18,023	17,805	16,120	17,007	16,029
Other income	10,571	12,222	7,846	7,788	7,286
Total other income	28,594	30,027	23,966	24,795	23,315
Total other expenses	93,621	81,989	77,725	72,868	73,631
Income before income tax expense	105,224	80,155	52,906	78,703	105,375
Income tax expense	38,926	29,201	20,610	30,586	40,316
Net income	66,298	50,954	32,296	48,117	65,059
Basic earnings per share	$ 0.91	$ 0.70	$ 0.44	$ 0.66	$ 0.90
Average shares outstanding	73,144	72,939	72,849	72,595	72,506
Diluted earnings per share	$ 0.91	$ 0.70	$ 0.44	$ 0.66	$ 0.89
Average diluted shares outstanding	73,208	73,013	72,970	72,854	73,082

	2009	2008	2007	2006	2005
Selected Performance and Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets	0.81%	0.65%	0.41%	0.58%	0.77%
Return on average equity	7.27	5.86	3.72	5.58	7.62
Dividends paid per public share [(1)]	$ 2.11	$ 2.00	$ 2.09	$ 2.30	$ 2.00
Dividend payout ratio	66.47%	81.30%	133.14%	97.41%	62.59%
Ratio of operating expense to average total assets	1.14	1.04	0.98	0.88	0.87
Efficiency ratio	45.62	49.93	59.60	48.03	41.19
Ratio of average interest-earning assets to average interest-bearing liabilities	1.12x	1.12x	1.12x	1.11x	1.10x
Interest rate spread information:					
Average during period	1.86%	1.35%	0.93%	1.19%	1.59%
End of period	1.89	1.70	0.89	1.07	1.46
Net interest margin	2.20	1.75	1.36	1.57	1.87
Asset Quality Ratios:					
Non-performing assets to total assets	0.46	0.23	0.12	0.10	0.08
Non-performing loans to total loans	0.55	0.26	0.14	0.11	0.09
Allowance for loan losses to non-performing loans	32.83	42.37	56.87	79.03	89.14
Allowance for loan losses to loans receivable, net	0.18	0.11	0.08	0.08	0.08
Capital Ratios:					
Equity to total assets at end of period	11.20	10.82	11.30	10.53	10.29
Average equity to average assets	11.08	11.05	10.91	10.47	10.05
Regulatory Capital Ratios of Bank:					
Tangible equity	10.0	10.0	10.3	9.5	9.1
Tier 1 (core) capital	10.0	10.0	10.3	9.5	9.1
Tier 1 (core) risk-based capital	23.2	23.1	22.9	22.6	21.3
Total risk-based capital	23.3	23.0	22.8	22.5	21.3
Other Data:					
Number of traditional offices	33	30	29	29	29
Number of in-store offices	9	9	9	9	8

(1) For all years shown, Capitol Federal Savings Bank MHC, which owns a majority of the outstanding shares of Capitol Federal Financial common stock, waived its right to receive dividends paid on the common stock with the exception of the $0.50 per share dividend paid on 500,000 shares in February 2005. Public shares exclude shares held by Capitol Federal Savings Bank MHC, as well as unallocated shares held in the Capitol Federal Financial Employee Stock Ownership Plan ("ESOP"). See page 23 for additional information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

Capitol Federal Financial (the "Company") is the mid-tier holding company and the sole shareholder of Capitol Federal Savings Bank (the "Bank"). Capitol Federal Savings Bank MHC ("MHC"), a federally chartered mutual holding company, is the majority owner of the Company. MHC owns 52,192,817 shares of the 74,099,355 voting shares outstanding on September 30, 2009. The Company's common stock is traded on the NASDAQ Stock Market LLC under the symbol "CFFN." The Bank comprises almost all of the consolidated assets and liabilities of the Company and the Company is dependent primarily upon the performance of the Bank for the results of its operations. Because of this relationship, references to management actions, strategies and results of actions apply to both the Bank and the Company.

Private Securities Litigation Reform Act—Safe Harbor Statement

We may from time to time make written or oral "forward-looking statements", including statements contained in our filings with the Securities and Exchange Commission ("SEC"). These forward-looking statements may be included in this annual report to stockholders and in other communications by the Company, which are made in good faith by us pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements about our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond our control. The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our future results to differ materially from the plans, objectives, goals, expectations, anticipations, estimates and intentions expressed in the forward-looking statements:

- our ability to continue to maintain overhead costs at reasonable levels;
- our ability to continue to originate a significant volume of one- to four-family loans in our market area;
- our ability to acquire funds from or invest funds in wholesale or secondary markets;
- the future earnings and capital levels of the Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies;
- fluctuations in deposit flows, loan demand, and/or real estate values, which may adversely affect our business;
- the credit risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;
- results of examinations of the Bank by its primary regulator, the Office of Thrift Supervision (the "OTS"), including the possibility that the OTS may, among other things, require the Bank to increase its allowance for loan losses;
- the strength of the U.S. economy in general and the strength of the local economies in which we conduct operations;
- the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
- the effects of, and changes in, foreign and military policies of the United States Government;
- inflation, interest rate, market and monetary fluctuations;
- our ability to access cost-effective funding;
- the timely development of and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
- the willingness of users to substitute competitors' products and services for our products and services;
- our success in gaining regulatory approval of our products and services and branching locations, when required;
- the impact of changes in financial services laws and regulations, including laws concerning taxes, banking securities and insurance and the impact of other governmental initiatives affecting the financial services industry;
- implementing business initiatives may be more difficult or expensive than anticipated;
- technological changes;
- acquisitions and dispositions;
- changes in consumer spending and saving habits; and
- our success at managing the risks involved in our business.

This list of important factors is not exclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

The following discussion is intended to assist in understanding the financial condition and results of operations of the Company. The discussion includes comments relating to the Bank, since the Bank is wholly owned by the Company and comprises the majority of assets and is the principal source of income for the Company.

Executive Summary

The following summary should be read in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations in its entirety.

Our principal business consists of attracting deposits from the general public and investing those funds primarily in permanent loans secured by first mortgages on owner-occupied, one- to four-family residences. We also originate consumer loans, loans secured by first mortgages on non-owner-occupied one- to four-family residences, permanent and construction loans secured by one- to four-family residences, commercial real estate loans, and multi-family real estate loans. While our primary business is the origination of one- to four-family loans funded through retail deposits, we also purchase whole loans and invest in certain investment securities and MBS, and use FHLB advances, repurchase agreements and other borrowings as additional funding sources.

The Company is significantly affected by prevailing economic conditions including federal monetary and fiscal policies and federal regulation of financial institutions. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investment products, the level of personal income, and the personal rate of savings within our market areas. Lending activities are influenced by the demand for housing and other loans, changing loan underwriting guidelines, as well as interest rate pricing competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan repayments, investment income, borrowings, and funds provided from operations.

The Company's results of operations are primarily dependent on net interest income, which is the difference between the interest earned on loans, MBS, investment securities and cash, and the interest paid on deposits and borrowings. On a weekly basis, management reviews deposit flows, loan demand, cash levels, and changes in several market rates to assess all pricing strategies. We generally price our loan and deposit products based upon an analysis of our competition and changes in market rates. The Bank generally prices its first mortgage loan products based on secondary market and competitor pricing. Generally, deposit pricing is based upon a survey of competitors in the Bank's market areas, and the need to attract funding and retain maturing deposits. The majority of our loans are fixed-rate products with maturities up to 30 years, while the majority of our deposits have maturity or reprice dates of less than two years.

During the majority, if not all, of fiscal year 2009, the economy was in a recession, largely attributed to steep declines in asset quality and credit quality due to real estate devaluations and an increase in unemployment. Due to strong capital levels, prudent underwriting, and relative economic stability in the Bank's local market areas, the Bank has not experienced the same magnitude of adverse operational impacts experienced by many financial institutions. We have experienced an increase in the balance of delinquent and non-performing loans and losses on foreclosed property transactions, primarily related to our purchased loan portfolio due to high unemployment and the continued deterioration of the housing markets in some of the states in which we purchased loans. Even though our balance of delinquent and non-performing loans increased during the year, the amounts continue to remain at low levels relative to the size of our loan portfolio.

In an effort to prevent inflation, support mortgage lending and housing market recovery, and to help improve credit conditions overall, the Federal Open Market Committee of the Federal Reserve maintained the overnight lending rate between zero and 25 basis points throughout fiscal year 2009. As a result, short-term interest rates remained at low levels during fiscal year 2009. Due to the short-term nature of our deposit portfolio, a majority of the deposit portfolio repriced to lower, market rates during fiscal year 2009. The Federal Reserve also provided emergency funding to struggling firms through a number of new term lending programs and has agreed to purchase a total of $1.25 trillion in agency MBS and up to $200 billion of agency debt, in an effort to keep capital markets functioning.

Since December 2008, mortgage rates have, at various points in time, declined to record lows in response to the Federal Reserve's purchase of U.S. agency debt and MBS, which has spurred an increased demand for our loan modification program and mortgage refinances. Our loan modification program allows existing loan customers, whose loans have not been sold to third parties and who have been current on their contractual loan payments for the previous 12 months, the opportunity to modify, for a fee, their original loan terms to current loan terms being offered. During fiscal year 2009, we modified $1.14 billion and refinanced $267.4 million of our originated loans. The weighted average interest rate reduction for the modified loans was approximately 87 basis points. Additionally, originations during fiscal year 2009 were generally at rates lower than the overall loan portfolio rate. As a result of modifications and refinances, approximately 20% of our one- to four-family loan portfolio repriced to lower market rates during fiscal year 2009. In an effort to mitigate the net interest income impact of the loan modifications, refinances and loan originations at rates lower than the overall portfolio, the Bank refinanced $875.0 million of FHLB advances during fiscal year 2009. As a result of refinancing the FHLB advances, the Bank was able to lower its weighted average contractual interest rate on the refinanced advances by 224 basis points, from 5.65% to 3.41%. The Bank paid a $38.4 million penalty to the FHLB as a result of prepaying the FHLB advances, which was deferred as an adjustment to the carrying value of the new advances, effectively increasing the interest rate on the new advances by 96 basis points. See additional discussion regarding the FHLB advance refinance in "Notes to Financial Statements - Note 7 - Borrowed Funds."

The Company recognized net income of $66.3 million for the fiscal year ended September 30, 2009, compared to net income of $51.0 million for the fiscal year ended September 30, 2008. The increase in net income between the periods was primarily due to a decrease of $40.5 million in interest expense partially offset by a $9.7 million increase in income tax expense due to higher pre-tax income, an increase of $6.8 million in Federal Deposit Insurance Corporation ("FDIC") insurance premium expense and an increase of $4.3 million in the provision for loan losses. The Bank's overall cost of funds decreased during fiscal year 2009 due primarily to a reduction in the rate of our certificate of deposit and money market portfolios as a result of lower short-term market rates and our FHLB advances due to the refinance. The increase in FDIC premium expense was a result of an increase in deposit insurance premiums and a special assessment at June 30, 2009. The $4.3 million increase in the provision for loan losses reflected an increase in specific valuation allowances on purchased loans, an increase in the balance of non-performing purchased loans, an increase in general valuation allowances primarily related to purchased loans 30 to 89 days delinquent, and an increase in charge-offs, also primarily relate to purchased loans. See additional discussion regarding the provision for loan losses in the sections entitled "Critical Accounting Policies – Allowance for Loan Losses" and "Asset Quality" in Part I, Item 1 of the Annual Report on Form 10-K.

Total assets increased $348.4 million from $8.06 billion at September 30, 2008 to $8.40 billion at September 30, 2009. The increase in assets was primarily attributable to a $283.2 million increase in loans receivable, substantially due to loan purchases, which was primarily funded by deposit growth. Deposits increased from $3.92 billion at September 30, 2008 to $4.23 billion at September 30, 2009. The $304.7 million increase was primarily in the certificate of deposit and money market portfolios. We believe the turmoil in the credit and equity markets has made deposit products in well-capitalized financial institutions, like the Bank, desirable for many customers. Households have increased their personal savings rate which we believe has also contributed to our growth in deposits.

The Bank opened three new branches in our Kansas City and Wichita market areas in fiscal year 2009. The Bank has preliminary plans to open three additional branches in those same market areas during fiscal year 2010.

Critical Accounting Policies

Our most critical accounting policies are the methodologies used to determine the allowance for loan losses and other-than-temporary impairments in the value of securities. These policies are important to the presentation of our financial condition and results of operations, involve a high degree of complexity, and require management to make difficult and subjective judgments that may require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions, and estimates could cause reported results to differ materially. These critical accounting policies and their application are reviewed at least annually by our audit committee. The following is a description of our critical accounting policies and an explanation of the methods and assumptions underlying their application.

Allowance for Loan Losses. Management maintains an allowance for loan losses to absorb known and inherent losses in the loan portfolio based upon ongoing quarterly assessments of the loan portfolio. Our methodology for assessing the appropriateness of the allowance for loan losses consists of a formula analysis for general valuation allowances and specific valuation allowances for identified problem loans and portfolio segments. The allowance for loan losses is maintained through provisions for loan losses which are charged to income. The provision for loan losses is established after considering the results of management's quarterly assessment of the allowance for loan losses.

Management considers quantitative and qualitative factors when determining the appropriateness of the allowance for loan losses. Such factors include changes in underwriting standards, the trend and composition of delinquent and non-performing loans, results of foreclosed property transactions, historical charge-offs, the current status and trends of local and national economies, specifically levels of unemployment, changes in interest rates, and loan portfolio growth and concentrations. Since our loan portfolio is primarily concentrated in one- to four-family real estate, we monitor one- to four-family real estate market value trends in our local market areas and geographic sections of the U.S. by reference to various industry and market reports, economic releases and surveys, and our general and specific knowledge of the real estate markets in which we lend, in order to determine what impact, if any, such trends may have on the level of our allowance for loan losses. We also use ratio analyses as a supplemental tool for evaluating the overall reasonableness of the allowance for loan losses. We consider the observed trends in the ratios, taking into consideration the composition of our loan portfolio compared to our peers, in combination with our historical loss experience and the impact of current economic conditions, such as the real estate market and levels of unemployment. We also review the actual performance and charge-off history of our portfolio and compare that to our previously determined allowance coverage percentages and specific valuation allowances. This process assists management in evaluating the overall reasonableness of the allowance for loan losses and whether changes need to be made to our assumptions. Our allowance for loan loss methodology is applied in a consistent manner; however, the methodology can be modified in response to changing conditions.

Each quarter, the loan portfolio is segregated into categories in the formula analysis based upon certain risk characteristics such as loan type (one- to four-family, multi-family, etc.), interest payments (fixed-rate, adjustable-rate), loan source (originated or purchased), loan-to-value ratios, borrower's credit score and payment status (i.e. current or number of days delinquent). Consumer loans, such as second mortgages and home equity lines of credit, with the same underlying collateral as a one- to four-family loan are combined with the one- to four-family loan in the formula analysis to calculate a combined loan-to-value ratio. Loss factors are assigned to each category in the formula analysis based on management's assessment of the potential risk inherent in each category. The greater the risks associated with a particular category, the higher the loss factor. Loss factors increase as individual loans become classified, delinquent, the foreclosure process begins or as economic and market conditions and trends warrant. All loans that are not impaired are included in a formula analysis. Impaired loans are defined as non-accrual loans and troubled debt restructurings that have not been performing under the restructured terms for 12 consecutive months.

The loss factors applied in the formula analysis are reviewed quarterly by management to assess whether the factors adequately cover probable and estimable losses inherent in the loan portfolio. The review considers such factors as the trends and composition of delinquent and non-performing loans, the results of foreclosed property transactions, and the status and trends of the local and national economies and housing markets. Our allowance for loan loss methodology permits modifications to any loss factor used in the computation of the formula analysis in the event that, in management's judgment, significant factors which affect the collectibility of the portfolio or any category of the loan portfolio, as of the evaluation date, are not reflected in the current loss factors. Management's evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with a specific problem loan or portfolio segments. As such, the amounts actually observed with respect to these losses can vary significantly from the estimated amounts. By assessing the estimated losses inherent in our loan portfolio on a quarterly basis, management can adjust specific and inherent loss estimates based upon more current information.

The Bank has been experiencing an increase in delinquencies, non-performing loans, net loan charge-offs and losses on foreclosed property transactions, primarily on purchased loans, as a result of the decline in housing and real estate markets and rising levels of unemployment. During fiscal year 2009, management noted measurable differences in the performance and loss experience, with respect to the ultimate disposition of foreclosed properties, for our originated and purchased loan portfolios. As a result, loss factors on 30-89 day delinquent loans were modified based on whether the loan is an originated or purchased loan. The loss factors for purchased loans were modified higher than the loss factors associated with originated loans to account for the performance difference between the two portfolios. Management believes this modification to the formula analysis will result in a more accurate estimate of the inherent losses in the 30-89 day delinquent loan portfolio.

Additionally, during fiscal year 2009, the real estate market factors used to calculate estimated current loan-to-value ("LTV") ratios in the formula analysis were modified as a result of management's quarterly analysis. The real estate market factors used in the formula analysis are based on a nationally recognized source of indices that management believes will more accurately reflect the current market value of the underlying collateral and therefore allocate loans to a more appropriate LTV category in the formula analysis. The factors are updated in the formula analysis each quarter to reflect current real estate market activity.

At least once a year, borrowers' credit scores utilized in the formula analysis are updated based on credit score information received from one of the three main national credit score providers. Updating the credit scores may result in loans moving to different categories in the formula analysis. The credit scores were last updated in March 2009 for our originated loans and September 2009 for our purchased loans. Management will continue to update credit scores in the formula analysis as deemed necessary, which will primarily be driven by economic conditions.

Specific valuation allowances are established in connection with individual loan reviews of specifically identified problem loans and impaired loans. Evaluations of loans for which full collectability is not reasonably assured include evaluation of the estimated fair value of the underlying collateral based upon current appraisals, real estate broker values or listing prices. Additionally, trends and composition of non-performing loans, results of foreclosed property transactions and current status and trends in economic and market conditions are also evaluated. During fiscal year 2009, management noted the updated estimated fair values obtained from loan servicers when a loan became 90 days delinquent were not always an accurate representation of the fair value of the collateral once it was sold. The fair value generally declined between the date the loan became 90 days delinquent and the time the property was sold due to the continued decline in real estate values between those points in time, as it often takes several months for a loan to work through the foreclosure process. As a result of the analysis, management began applying market value adjustments to non-performing purchased loans to more accurately estimate the fair values of the underlying collateral based upon recent trends. The adjustments are determined based on the geographic location of the underlying collateral, recent losses recognized on foreclosed property transactions and trends of non-performing purchased loans entering foreclosure in the various geographic areas. Specific valuation allowances on non-performing loans are established if the adjusted estimated fair value, less estimated selling costs, is less than the current loan balance. Management intends to evaluate the appropriateness of the market value adjustments each quarter. The market value adjustments will continue to be evaluated and adjusted quarterly based on the trends noted above and applied to non-performing loans until the real estate markets and economy improve to such a level that the adjustments are no longer necessary.

Loans with an outstanding balance of $1.5 million or more are reviewed annually if secured by property in one of the following categories: multi-family (five or more units) property, unimproved land, other improved commercial property, acquisition and development of land projects, developed building lots, office building, single-use building, or retail building. Specific valuation allowances are established if the individual loan review determines a quantifiable impairment.

Assessing the adequacy of the allowance for loan losses is inherently subjective. Actual results could differ from our estimates as a result of changes in economic or market conditions. Changes in estimates could result in a material change in the allowance for loan losses. In the opinion of management, the allowance for loan losses, when taken as a whole, is adequate to absorb reasonable estimated losses inherent in our loan portfolio. However, future adjustments may be necessary if portfolio performance or economic or market conditions differ substantially from the conditions that existed at the time of the initial determinations.

Securities Impairment. Management monitors the securities portfolio for other-than-temporary impairments ("OTTI") on an ongoing basis and performs a formal review quarterly. The process involves monitoring market events and other items that could impact issuers' ability to perform. The evaluation includes, but is not limited to such factors as: the nature of the investment, the length of time the security has had a fair value less than the amortized cost basis, the cause(s) and severity of the loss, expectation of an anticipated recovery period, recent events specific to the issuer or industry including the issuer's financial condition and the current ability to make future payments in a timely manner, external credit ratings and recent downgrades in such ratings, the Company's intent to sell and whether it is more likely than not the Company would be required to sell prior to recovery for debt securities.

Management determines whether OTTI losses should be recognized for impaired securities by assessing all known facts and circumstances surrounding the securities. If the Company intends to sell an impaired security or if it is more likely than not that the Company will be required to sell an impaired security before recovery of its amortized cost basis, an OTTI will be recognized and the difference between amortized cost and fair value will be recognized as a loss in earnings. At September 30, 2009, no securities had been identified as other-than-temporarily impaired.

Recent Accounting Pronouncements. For a discussion of Recent Accounting Pronouncements, see "Notes to Financial Statements - Note 1- Summary of Significant Accounting Policies."

Management Strategy

Our strategy is to operate a retail-oriented financial institution dedicated to serving the needs of customers in our market areas. Our commitment is to provide the broadest possible access to home ownership through our mortgage lending programs and to offer a complete set of personal banking products and services. We strive to enhance stockholder value while maintaining a strong capital position. To achieve our strategy, we focus on the following:

- **Portfolio Lending.** We are one of the largest originators of one- to four-family loans in the state of Kansas. We have primarily originated these loans for our own portfolio, rather than for sale, and generally we service the loans we originate. We provide retail customers with alternatives for their borrowing needs by offering both fixed- and adjustable-rate products with various terms to maturity and pricing alternatives. We offer special programs to individuals who may be first time home buyers, have low or moderate incomes or may have certain credit risk concerns in order to maximize our ability to deliver home ownership opportunities. Through our strong relationships with real estate agents and marketing efforts which reflect our reputation and pricing, we attract mortgage loan business from walk-in customers, customers that apply online, and existing customers. We also purchase one- to four-family loans from correspondent lenders secured by property primarily located within our market areas and select market areas in Missouri and from nationwide lenders.
- **Retail Financial Services.** We offer a wide array of deposit products and retail services for our customers. These products include checking, savings, money market, certificates of deposit and retirement accounts. These products and services are provided through a branch network of 42 locations which includes traditional branch and retail store locations, our call center which operates on extended hours, telephone bill payment services and Internet-based transaction services.
- **Cost Control.** We generally are very effective at controlling our costs of operations, outside of the expense portion of our employee benefit plans which are tied to the Company's stock price and assessments by government entities. By using technology, we are able to centralize our lending and deposit support functions for efficient processing. Our retail orientation allows us to serve a broad range of customers through relatively few branch locations. Our average deposit base per traditional branch at September 30, 2009 and 2008 was over $117.5 million and $119.5 million, respectively. This large average deposit base helps to control costs. Our one- to four-family lending strategy, through effective management of credit risk, allows us to service a large portfolio of loans at efficient levels because it costs less to service a portfolio of performing loans.

- **Asset Quality.** We utilize underwriting standards for our lending products that are designed to limit our exposure to credit risk, and we have a portfolio of predominately one- to four-family loans. At September 30, 2009, our ratio of non-performing assets to total assets was 0.46%, which continues to remain at low levels relative to the size of our loan portfolio. See additional discussion of asset quality in Part I, Item 1 of the Annual Report on Form 10-K.
- **Capital Position**. Our policy has always been to protect the safety and soundness of the Bank through conservative credit and operational risk management, balance sheet strength, and sound operations. The end result of these activities is a capital ratio in excess of the well-capitalized standards set by the OTS. We believe that maintaining a strong capital position safeguards the long-term interests of the Bank, the Company and our stockholders.
- **Stockholder Value.** We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. Total dividends declared and paid during fiscal year 2009 were $2.11 per public share. In October 2009, the board of directors declared a $0.50 per share dividend which was paid on November 20, 2009 to holders of record on November 6, 2009. Due to MHC's waiver of dividends, the dividend of $0.50 per share was paid only on public shares. On November 5, 2009, the board of directors approved a special year end cash dividend of $0.29 per share which will be paid on December 4, 2009 to stockholders of record on November 20, 2009. The Company's cash dividend payout policy is reviewed quarterly by management and the board of directors, and the ability to pay dividends under the policy depends upon a number of factors including the Company's financial condition and results of operations, Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, the amount of cash at the holding company and the continued waiver of dividends by MHC. It is management's and the board of directors' intention to continue to pay regular quarterly dividends of $0.50 per share for the foreseeable future and a special dividend each year, to the extent justified by earnings, under the Company's stated special dividend formula.
- **Interest Rate Risk Management.** Changes in interest rates are our primary market risk as our balance sheet is almost entirely comprised of interest-earning assets and interest-bearing liabilities. As such, fluctuations in interest rates have a significant impact not only upon our net income but also upon the cash flows related to those assets and liabilities and the market value of our assets and liabilities. To manage interest rate risk, the Asset and Liability Committee ("ALCO") meets weekly to discuss and monitor the current interest rate environment compared to interest rates offered on our loan and deposit products. Additionally, ALCO meets once a month to review information regarding the sensitivity of our assets and liabilities to changes in rates. The members of ALCO are the Chairman and Chief Executive Officer, the Chief Financial Officer (chair of ALCO), the Executive Vice President for Corporate Services, the Chief Lending Officer, the Executive Vice President for Retail Operations and the Chief Investment Officer.
- **Liquidity Management.** The Bank must manage its daily cash flows. Cash flow management is accomplished through establishing interest rates on loan and deposit products, investing cash flows not placed into mortgage loans, purchasing securities that meet the long term objectives of earnings, liquidity management and interest rate risk management and borrowing funds if cash flows are not sufficient to meet local loan demand or to leverage excess capital. Generally, management manages the Bank's asset and liability portfolios, including the AFS securities portfolio, as HTM portfolios. As such, changes in the balance or mix of products in these portfolios typically do not occur quickly, especially in a rising rate environment. Because of this, management looks at changes over a period of time to determine trends that can be changed through various strategies in our local markets, by the investments and mortgage loans we purchase or by borrowings we incur.

Quantitative and Qualitative Disclosure about Market Risk

Asset and Liability Management and Market Risk

The rates of interest the Bank earns on assets and pays on liabilities generally are established contractually for a period of time. Fluctuations in interest rates have a significant impact not only upon our net income, but also upon the cash flows of those assets and liabilities and the market value of our assets and liabilities. Our results of operations, like those of other financial institutions, are impacted by these changes in interest rates and the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities. The risk associated with changes in interest rates on the earnings of the Bank and the market value of its financial assets and liabilities is known as interest rate risk. Interest rate risk is our most significant market risk and our ability to adapt to these changes is known as interest rate risk management.

The general objective of our interest rate risk management is to determine and manage an appropriate level of interest rate risk while maximizing net interest income, in a manner consistent with our policy to reduce, to the extent possible, the exposure of our net interest income to changes in market interest rates. ALCO regularly reviews the interest rate risk exposure of the Bank by forecasting the impact of hypothetical, alternative interest rate environments on net interest income and market value of portfolio equity ("MVPE") at various dates. The MVPE is defined as the net of the present value of the cash flows of an institution's existing assets, liabilities and off-balance sheet instruments. The present values are determined in alternative interest rate environments providing potential changes in net interest income and MVPE under those alternative interest rate environments. The Bank's analysis of its MVPE at September 30, 2009 indicates a decrease in its risk exposure compared to September 30, 2008 primarily due to lower interest rates at September 30, 2009 compared to September 30, 2008. The Bank's analysis of the sensitivity of its net interest income to parallel changes in interest rates at September 30, 2009 indicates a decrease in sensitivity since September 30, 2008.

Based upon management's recommendations, the board of directors sets the asset and liability management policies of the Bank. These policies are implemented by ALCO. The purpose of ALCO is to communicate, coordinate and control asset and liability management consistent with the business plan and board-approved policies. ALCO sets goals for and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce the highest profitability balanced against liquidity, capital adequacy and risk management objectives. At each monthly meeting, ALCO recommends appropriate strategy changes. The Chief Financial Officer, or his designee, is responsible for executing, reviewing and reporting on the results of the policy recommendations and strategies to the board of directors, generally on a monthly basis.

The ability to maximize net interest income is dependent largely upon the achievement of a positive interest rate spread that can be sustained despite fluctuations in prevailing interest rates. The asset and liability repricing gap is a measure of the difference between the amount of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-earning assets exceeds the amount of interest-bearing liabilities, maturing or repricing during the same period. A gap is considered negative when the amount of interest-bearing liabilities exceeds the amount of interest-earning assets maturing or repricing during the same period. Generally, during a period of rising interest rates, a negative gap within shorter repricing periods adversely affects net interest income, while a positive gap within shorter repricing periods results in an increase in net interest income. During a period of falling interest rates, the opposite would generally be true. As of September 30, 2009, the ratio of our one-year gap to total assets was a positive 6.78%.

Management recognizes that dramatic changes in interest rates within a short period of time can cause an increase in our interest rate risk relative to the balance sheet. At times, ALCO may recommend increasing our interest rate risk position in an effort to increase our net interest margin, while maintaining compliance with established board limits for interest rate risk sensitivity. Management believes that maintaining and improving earnings is the best way to preserve a strong capital position. Management recognizes the need, in certain interest rate environments, to limit the Bank's exposure to changing interest rates and may implement strategies to reduce our interest rate risk which could, as a result, reduce earnings in the short-term. To minimize the potential for adverse effects of material and prolonged changes in interest rates on our results of operations, we have adopted asset and liability management policies to better balance the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities based on existing local and national interest rates.

During periods of economic uncertainty, rising interest rates or extreme competition for loans, the Bank's ability to originate or purchase loans may be adversely affected. In such situations, the Bank alternatively may invest its funds into investments or MBS. These alternate investments may have rates of interest lower than rates we could receive on loans, if we were able to originate or purchase them, potentially reducing the Bank's interest income.

Qualitative Disclosure about Market Risk

For each period end presented in the following table, the percentage change in the Bank's estimated net interest income based on the indicated instantaneous, parallel and permanent change in interest rates is presented. The percentage change in each interest rate environment represents the difference between estimated net interest income in the zero basis point interest rate environment ("base case", assumes the forward market and product interest rates implied by the yield curve are realized) and estimated net interest income in each alternative interest rate environment (assumes market and product interest rates have a parallel shift in rates across all maturities by the indicated change in rates). At September 30, 2009, the three-month Treasury bill yield was less than one percent, so the -100 and -200 basis point scenarios are not presented. Estimations of net interest income used in preparing the table below are based upon the assumptions that the total composition of interest-earning assets and interest-bearing liabilities does not change materially and that any repricing of assets or liabilities occurs at anticipated product and market rates for the alternative rate environments as of the dates presented. The estimation of net interest income does not include any projected gain or loss related to the sale of loans or securities or income derived from non-interest income sources, but does include the use of different prepayment assumptions in the alternative interest rate environments. Although certain assets and liabilities may have similar maturities or periods to repricing, they may react differently to changes in market interest rates. Assumptions may not reflect how actual yields and costs respond to market changes. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgage ("ARM") loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed. It is important to consider that the changes in estimated net interest income are for a cumulative four-quarter period. These do not reflect the earnings expectations of management.

Percentage Change in Net Interest Income

Change (in Basis Points) in Interest Rates [1]	At September 30, 2009	At September 30, 2008
-100 bp	N/A	-0.67%
000 bp	--	--
+100 bp	0.84%	-2.20%
+200 bp	-0.54%	-5.08%
+300 bp	-2.41%	-8.62%

(1) Assumes an instantaneous, permanent and parallel change in interest rates at all maturities.

The increase in estimated net interest income at September 30, 2009 compared to September 30, 2008 in the +100 basis point scenario is due primarily to the anticipated increase in the yield on interest-earning assets as cash flows from mortgage-related assets are invested in higher yielding interest-earning assets. At September 30, 2008, net interest income decreased in the +100 basis point scenario due to the level of interest rates at that time. The primary reason for this change was the significant decrease in mortgage rates that occurred during fiscal year 2009. This caused the weighted average life ("WAL") of mortgage assets to shorten significantly, as borrowers have an economic incentive to refinance their mortgages into lower interest rates. In the +200 and +300 basis point scenarios, the cash flows from mortgage-related assets slow significantly, as the economic incentive for borrowers to refinance is reduced or eliminated, resulting in interest-bearing liabilities repricing at a faster pace than interest-earning assets, thus reducing net interest income. The increase in the cost of deposits in these scenarios is primarily a result of the relatively short average maturity of the Bank's certificate of deposit portfolio. The increase in the cost of deposits is also due to anticipated increases in the cost of money market accounts. Changes in interest rates on the mortgage loan and MBS portfolios happen at a slower pace in these scenarios, compared to interest-bearing liabilities, because only the cash flow received on the repayment of these portfolios is reinvested at higher rates. In addition, caps on adjustable-rate products limit the rate increase on these assets in rising rate environments.

The decrease in the sensitivity of estimated net interest income since September 30, 2008 in the increasing rate scenarios was primarily driven by the extension of maturities on existing borrowings, either through maturities that were renewed into new longer-term advances or through the refinance of existing borrowings into borrowings with a longer term to maturity.

The following table sets forth the percentage change in estimated MVPE at each period presented based on the indicated instantaneous, parallel and permanent change in interest rates. The MVPE is defined as the net of the present value of the cash flows of an institution's existing assets, liabilities and off-balance sheet instruments. The percentage change in each interest rate environment represents the difference between MVPE in the base case and MVPE in each alternative interest rate environment. At September 30, 2009, the three-month Treasury bill was less than one percent, so the -100 and -200 basis point scenarios are not presented. The estimations of MVPE used in preparing the table below are based upon the assumptions that the total composition of interest-earning assets and interest-bearing liabilities does not change, that any repricing of assets or liabilities occurs at current product or market rates for the alternative rate environments as of the dates presented and that different prepayment rates are used in each alternative interest rate environment. The estimated MVPE results from the valuation of cash flows from financial assets and liabilities over the anticipated lives of each for each interest rate environment. The table presents the effects of the change in interest rates on our assets and liabilities as they mature, repay or reprice, as shown by the change in the MVPE in changing interest rate environments.

Percentage Change in MVPE

Change (in Basis Points) in Interest Rates [1]	At September 30, 2009	At September 30, 2008
-100 bp	N/A	0.36%
000 bp	--	--
+100 bp	-4.92%	-6.99%
+200 bp	-18.11%	-19.37%
+300 bp	-34.32%	-34.88%

(1) Assumes an instantaneous, permanent and parallel change in interest rates at all maturities.

Changes in the estimated market values of our financial assets and liabilities drive changes in the estimates of MVPE. The market value of shorter term-to-maturity financial instruments is less sensitive to changes in interest rates than the market value of longer term-to-maturity financial instruments. Because of this, our certificates of deposit (which have relatively short average lives) tend to display less sensitivity to changes in interest rates than do our mortgage-related assets (which have relatively long average lives). However, the expected average lives of our mortgage-related assets varies under different interest rate environments because borrowers have the ability to prepay their mortgage loans. Prepayment assumptions change on mortgage-related assets under various interest rate environments because many borrowers look to obtain financing at the lowest cost available. Generally, there is no penalty to prepay a mortgage loan we have originated or purchased. If interest rates decrease, the borrower has an economic incentive to lower their mortgage payment (through a lower interest rate) with only the fees associated with the new mortgage or loan modification to obtain the lower cost mortgage. In a decreasing rate environment, prepayments increase and the average life of a mortgage shortens compared to higher interest rate environments. When interest rates increase, the economic incentive for borrowers to refinance or modify their mortgage debt is reduced, resulting in lower prepayment speed assumptions and longer average lives.

The Bank's MVPE declines in the rising interest rate environments. As rates increase, the estimated fair values of the liabilities with short average lives do not respond to rates in the same manner as the longer maturity assets, such as our fixed-rate loans, which have longer average lives. The prepayment assumptions on the fixed-rate loans in particular, and all mortgage-related assets in general, anticipate prepayment rates in the increasing rate environments that would likely only be realized through normal changes in borrowers lives, such as divorce, death, job-related relocations, and other life changing events. The lower prepayment assumptions extend the expected average lives on these assets, relative to assumptions in the base case, thereby increasing their sensitivity to changes in interest rates. The net effect of these characteristics of short-lived liabilities and long-lived assets is to increase the sensitivity of the Bank to changes in interest rates the more rates increase.

The sensitivity of the Bank's MVPE as of September 30, 2009 decreased from September 30, 2008. This was primarily due to lower interest rates at September 30, 2009 that resulted in shorter average lives of mortgage-related assets. In addition, the Bank extended the average lives of borrowings during the year. This was accomplished primarily by rolling borrowings that matured during the year into longer-term borrowings and refinancing existing borrowings in order to increase their term to maturity.

General assumptions used by management to evaluate the sensitivity of our financial performance to changes in interest rates presented in the tables above are utilized in, and set forth under, the gap table and related notes beginning on page 17. Although management finds these assumptions reasonable given the constraints described above, the interest rate sensitivity of our assets and liabilities and the estimated effects of changes in interest rates on our net interest income and MVPE indicated in the above tables could vary substantially if different assumptions were used or actual experience differs from these assumptions.

Gap Table: The gap table summarizes the anticipated maturities or repricing of our interest-earning assets and interest-bearing liabilities as of September 30, 2009, based on the information and assumptions set forth in the notes below.

	Within Three Months	Three to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	Over Five Years	Total
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable: [1]						
Mortgage loans:						
Fixed	$ 279,485	$ 699,326	$ 1,037,200	$ 627,382	$ 1,665,871	$ 4,309,264
Adjustable	126,725	643,391	275,580	36,551	7,758	1,090,005
Other loans	138,559	23,325	23,263	8,423	11,006	204,576
Investment securities [2]	6,579	56,255	272,128	119,052	27,091	481,105
MBS [3]	262,380	687,677	445,278	210,973	331,305	1,937,613
Other interest-earning assets	26,964	--	--	--	--	26,964
Total interest-earning assets	840,692	2,109,974	2,053,449	1,002,381	2,043,031	8,049,527
Interest-bearing liabilities:						
Deposits:						
Savings [4]	100,238	8,407	19,384	15,035	83,332	226,396
Checking [4]	10,237	31,295	109,722	59,748	228,973	439,975
Money market [4]	37,314	103,516	195,063	167,458	344,806	848,157
Certificates	571,336	1,069,794	936,899	135,121	931	2,714,081
Borrowings [5]	53,609	395,000	976,000	1,220,000	495,000	3,139,609
Total interest-bearing liabilities	772,734	1,608,012	2,237,068	1,597,362	1,153,042	7,368,218
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ 67,958	$ 501,962	$ (183,619)	$ (594,981)	$ 889,989	$ 681,309
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ 67,958	$ 569,920	$ 386,301	$ (208,680)	$ 681,309	
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities as a percent of total assets at September 30, 2009	0.81%	6.78%	4.60%	(2.48)%	8.11%	
Cumulative one-year gap at September 30, 2008		1.90%				
Cumulative one-year gap at September 30, 2007		(11.57)%				

(1) ARM loans are included in the period in which the rate is next scheduled to adjust or in the period in which repayments are expected to occur, or prepayments are expected to be received, prior to their next rate adjustment, rather than in the period in which the loans are due. Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization and prepayment assumptions. Balances have been reduced for non-performing loans, which totaled $30.9 million at September 30, 2009.

(2) Based on contractual maturities, terms to call date or pre-refunding dates as of September 30, 2009, and excludes the unrealized loss adjustment of $401 thousand on AFS investment securities.

(3) Reflects estimated prepayments of MBS in our portfolio, and excludes the unrealized gain adjustment of $54.9 million on AFS MBS.

(4) Although our checking, savings and money market accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates (the assumed rate at which the balance of existing accounts would decline) used on these accounts are based on assumptions developed from our actual experience with these accounts. If all of our checking, savings and money market accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $653.6 million, for a cumulative one-year gap of (7.78)% of total assets.

(5) Borrowings exclude $34.2 million of deferred prepayment penalty costs and $797 thousand of deferred gain on the terminated interest rate swap agreements.

The change in the one-year gap from a positive 1.90% at September 30, 2008 to a positive 6.78% at September 30, 2009 occurred for two reasons. The first was a reduction of liabilities repricing in the upcoming year. This was accomplished primarily by renewing borrowings that matured during the year into longer-term borrowings and refinancing certain existing borrowings in order to increase their term to maturity. The second reason for the change in the one-year gap was the decrease in interest rates, which is expected to cause an increase in the projected cash flows in the upcoming year from mortgage loan prepayments. This results in shorter average lives and quicker repricing of assets than the September 30, 2008 projections.

The gap table summarizes the anticipated maturities or repricing of our interest-earning assets and interest-bearing liabilities as of September 30, 2009, based on the information and assumptions set forth in the notes above. Cash flow projections for mortgage loans and MBS are calculated based on current interest rates. Prepayment projections are subjective in nature, involve uncertainties and assumptions and, therefore, cannot be determined with a high degree of accuracy. Although certain assets and liabilities may have similar maturities or periods to repricing, they may react differently to changes in market interest rates. Assumptions may not reflect how actual yields and costs respond to market changes. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels likely would deviate significantly from those assumed in calculating the gap table. For additional information regarding the impact of changes in interest rates, see the "Percentage Change in Net Interest Income" and "Percentage Change in MVPE" tables above.

Financial Condition

Total assets increased $348.4 million from $8.06 billion at September 30, 2008 to $8.40 billion at September 30, 2009. The increase in assets was primarily attributed to an increase in investment securities of $338.3 million and an increase in loans receivable of $283.2 million, partially offset by a decrease in MBS of $241.9 million. The increase in the investment securities portfolio was a result of cash flows from the MBS portfolio being used to purchase investment securities. The increase in loans receivable was due substantially to purchases.

Total liabilities increased $278.3 million from $7.18 billion at September 30, 2008 to $7.46 billion at September 30, 2009. The increase in liabilities was a result of an increase of $304.7 million in deposits, primarily in the certificate of deposit portfolio. We believe the turmoil in the credit and equity markets has made deposit products in well-capitalized financial institutions, like the Bank, desirable for many customers. In response to the economic recession, households have increased their personal savings rate which we believe has also contributed to our growth in deposits.

Stockholders' equity increased $70.1 million from $871.2 million at September 30, 2008 to $941.3 million at September 30, 2009.

Loans Receivable. The loan portfolio increased $283.2 million from $5.32 billion at September 30, 2008 to $5.60 billion at September 30, 2009. The increase in loans receivable was due to originations and purchases of $1.45 billion, partially offset by principal repayments of $1.08 billion. The increase was primarily a result of $191.8 million of loan purchases from nationwide lenders. The loans purchased from nationwide lenders during fiscal year 2009 had an average credit score of 745 at the time of origination and a weighted average LTV ratio of 50% at the time of purchase. The majority of the loans were originated in years outside of the years with peak real estate values and non-traditional underwriting standards. Approximately 80% were originated in 2004 or earlier and approximately

20% were originated in 2008. Additionally, states that have experienced historically high foreclosure rates were avoided. All of the loans purchased during fiscal year 2009 were current and performing in accordance with repayment terms at September 30, 2009. See additional discussion regarding underwriting standards for purchased loans in the section entitled "Lending Practices and Underwriting Standards" in Part I, Item 1 of the Annual Report on Form 10-K.

Loans purchased from nationwide lenders represented approximately 12% of the loan portfolio at September 30, 2009 compared to 14% at September 30, 2008, and were secured by properties located in each of the continental 48 states and Washington, D.C.. At September 30, 2009, purchased loans from nationwide lenders in the following states comprised 5% or greater of total purchased loans: Illinois 12%; Texas 8%, Florida and New York 7%. As of September 30, 2009, the average balance of a purchased one- to four-family loan was approximately $350 thousand while the average balance of an originated one- to four-family loan was approximately $130 thousand.

The yield on our loan portfolio decreased 31 basis points, from 5.69% at September 30, 2008 to 5.38% at September 30, 2009 as a result of modifications, refinances and originations at rates lower than the overall portfolio rate. Approximately 20% of our one- to four- family loan portfolio repriced to lower market rates during fiscal year 2009 as a result of modifications and refinances.

Included in the loan portfolio at September 30, 2009 were $263.6 million of interest-only ARM loans, the majority of which were purchased from nationwide lenders during fiscal year 2005. These loans do not typically require principal payments during their initial term, and primarily have initial interest-only terms of either five or ten years. At September 30, 2009, $256.2 million, or 97%, of these loans were still in their interest-only payment term. As of September 30, 2009, $124.9 million will begin to amortize principal within two years, $9.4 million will begin amortizing principal within two-to-five years, $100.9 million will begin amortizing within five-to-seven years, and the remaining $21.0 million will begin to amortize principal within seven-to-ten years. Loans of this type generally are considered to be of greater risk to the lender because of the possibility that the borrower may default once principal payments are required. We attempt to mitigate the risk of interest-only loans by using prudent underwriting criteria. Purchased loans had an average credit score of 737 and an average LTV ratio of 80% or less at the time of purchase. The Bank has not purchased any interest-only ARM loans since 2006 and discontinued offering an interest-only ARM product during fiscal year 2008. At September 30, 2009, $13.5 million, or 44% of non-performing loans, were interest-only and $3.0 million was reserved in the allowance for loan losses for these loans. Non-performing interest-only loans represented approximately 5% of the total interest-only portfolio and 0.24% of the total loan portfolio at September 30, 2009. See discussion regarding the allowance for loan losses in "Critical Accounting Policies – Allowance for Loan Losses."

Historically, the Bank's underwriting guidelines have provided the Bank with loans of high quality and low delinquencies, and low levels of non-performing assets compared to national levels. Of particular importance is the complete documentation required for each loan the Bank originates and purchases. This allows the Bank to make an informed credit decision based upon a thorough assessment of the borrower's ability to repay the loan, compared to underwriting methodologies that do not require full documentation. The continued decline in the housing and real estate markets, as well as the current economic environment, specifically the level of unemployment, contributed to an increase in our non-performing loan balance during fiscal year 2009. The balance of our non-performing loans increased from $13.7 million at September 30, 2008 to $30.9 million at September 30, 2009. Our ratio of non-performing loans to total loans increased from 0.26% at September 30, 2008 to 0.55% at September 30, 2009. At September 30, 2009, our allowance for loan losses was $10.2 million or 0.18% of the total loan portfolio and 33% of total non-performing loans. This compares with an allowance for loan losses of $5.8 million or 0.11% of the total loan portfolio and 42% of total non-performing loans as of September 30, 2008. See additional discussion of asset quality in Part I, Item 1 of the Annual Report on Form 10-K.

The Bank generally prices its one- to four-family loan products based on secondary market and competitor pricing. During the fiscal year ended September 30, 2009, the average rate on the Bank's 30-year fixed-rate loans, with no points paid by the borrower, were approximately 220 basis points above the average 10-year Treasury rate, while the average rate on the Bank's 15-year fixed-rate loans were approximately 170 basis points above the average 10-year Treasury rate.

Conventional one- to four-family loans may be sold on a bulk basis for portfolio restructuring or on a flow basis as loans are originated to reduce interest rate risk and/or maintain a certain liquidity position. The Bank generally retains the servicing on these sold loans. ALCO determines which conventional one- to four-family loans are to be originated as "Held for Sale" or "Held for Investment." Conventional loans originated as "Held for Sale" are to be sold in accordance with policies set forth by ALCO. Conventional loans originated as "Held for Investment" are generally not eligible for sale unless a specific segment of the portfolio qualifies for asset restructuring purposes. Subsequent to September 30, 2009, management began pursuing an opportunity to swap $200.0 million of fixed-rate one- to four-family loans for securities. Additionally, management is evaluating the possibility of selling a portion of fixed-rate one- to four-family loans on a flow basis.

The following table summarizes the activity in the loan portfolio for the periods indicated, excluding changes in loans in process, deferred fees, and allowance for loan losses. Loans that were paid-off as a result of refinances are included in 'repayments.' Loan modification activity is not included in the activity in the following table because a new loan is not generated at the time of modification. During fiscal year 2009, the Bank modified $1.14 billion loans with a weighted average decrease in rate of 87 basis points. The modified balance and rate are included in the ending loan portfolio balance and rate. The weighted average contractual life of our mortgage loan portfolio was 23 years at both September 30, 2009 and 2008.

	For the Three Months Ended							
	September 30, 2009		June 30, 2009		March 31, 2009		December 31, 2008	
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)							
Beginning balance	$5,587,130	5.36%	$5,422,798	5.50%	$5,506,352	5.63%	$5,379,845	5.66%
Originations and refinances:								
Fixed	255,441	5.07	325,640	4.96	276,888	5.06	130,406	5.77
Adjustable	37,948	4.75	32,652	4.78	25,269	4.83	35,437	5.23
Purchases:								
Fixed	24,670	5.08	37,912	5.11	33,226	5.18	14,005	5.76
Adjustable	11,662	4.82	9,544	5.04	70,349	4.90	132,064	5.09
Repayments	(266,362)		(322,104)		(311,733)		(183,532)	
Transfer of modified loans from (to) LHFS	--		81,190		(175,862)		--	
Other [(1)]	(3,539)		(502)		(1,691)		(1,873)	
Ending balance	$5,646,950	5.29%	$5,587,130	5.36%	$5,422,798	5.50%	$5,506,352	5.63%

	For the Year Ended			
	2009		2008	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
Beginning balance	$5,379,845	5.66%	$5,346,626	5.68%
Originations and refinances				
Fixed	988,375	5.12	652,011	5.87
Adjustable	131,306	4.91	168,824	6.16
Purchases:				
Fixed	109,813	5.21	47,795	5.82
Adjustable	223,619	5.01	71,836	5.67
Repayments	(1,083,731)		(899,178)	
Transfer of modified loans from (to) LHFS	(94,672)		--	
Other [(1)]	(7,605)		(8,069)	
Ending balance	$5,646,950	5.29%	$5,379,845	5.66%

(1) Amount consists of transfers to real-estate owned and net fees advanced.

Mortgage-Backed Securities. The balance of MBS decreased $241.9 million from $2.23 billion at September 30, 2008 to $1.99 billion at September 30, 2009. The decrease in the balance was a result of some cash flows from the MBS portfolio being reinvested into short-term investment securities. Management primarily purchases MBS issued by U.S. Government sponsored enterprises.

The following tables provide a summary of the activity in our portfolio of MBS for the periods presented. The yields and WAL for purchases are presented as recorded at the time of purchase. The yields for the beginning and ending balances are as of the period presented and are generally derived from recent prepayment activity on the securities in the portfolio as of the dates presented. The weighted average yield of the MBS portfolio decreased between September 30, 2008 and September 30, 2009 due to the maturity and repayment of securities with higher yields, the purchase of MBS with yields lower than the existing portfolio and adjustable-rate MBS resetting to lower coupons due to a decline in related indices. The beginning and ending WAL is the estimated remaining maturity after projected prepayment speeds have been applied. The decrease in the WAL at September 30, 2009 compared to September 30, 2008 was due to principal repayments, the purchase of new MBS with a shorter WAL than the existing portfolio, and an increase in the assumed prepayment speeds.

	For the Three Months Ended											
	September 30, 2009			June 30, 2009			March 31, 2009			December 31, 2008		
	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)											
Beginning balance	$2,100,998	4.59%	4.55	$2,204,369	4.72%	5.55	$2,176,302	4.82%	5.81	$2,234,339	4.82%	5.05
Maturities and repayments	(142,182)			(155,168)			(107,388)			(90,194)		
Net amortization of premiums/(discounts)	(366)			(189)			46			27		
Purchases:												
Fixed	18,539	2.80	3.03	3,217	4.34	8.49	--	--	--	--	--	--
Adjustable	--	--	--	50,983	2.83	3.58	118,469	2.68	1.90	--	--	--
Change in valuation on AFS securities	15,478			(2,214)			16,940			32,130		
Ending balance	$1,992,467	4.42%	4.67	$2,100,998	4.59%	4.55	$2,204,369	4.72%	5.55	$2,176,302	4.82%	5.81

	For the Year Ended					
	2009			2008		
	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)					
Beginning balance	$2,234,339	4.82%	5.05	$1,414,271	4.46%	4.04
Maturities and repayments	(494,932)			(500,078)		
Net amortization of premiums/(discounts)	(482)			(747)		
Purchases:						
Fixed	21,756	3.03	3.84	785,181	4.94	4.62
Adjustable	169,452	2.72	2.41	545,174	4.81	4.91
Change in valuation on AFS securities	62,334			(9,462)		
Ending balance	$1,992,467	4.42%	4.67	$2,234,339	4.82%	5.05

Investment Securities. Investment securities, which consist primarily of U.S. government agency debt securities (primarily issued by FNMA, FHLMC, or FHLB) and municipal investments, increased $338.3 million from $142.4 million at September 30, 2008 to $480.7 million at September 30, 2009. The increase in the balance was primarily a result of purchases of $448.6 million in short-term securities, partially offset by maturities and calls of $109.8 million. If market rates were to rise, the short-term nature of these securities may allow management the opportunity to reinvest the maturing funds at a higher yield.

The following tables provide a summary of the activity of investment securities for the periods presented. The yields for the beginning and ending balances are as of the periods presented. The decrease in the yield at September 30, 2009 compared to September 30, 2008 was a result of calls and/or maturities of securities with yields higher than the overall portfolio yield and to purchases of investment securities with yields lower than the existing portfolio. The beginning and ending WAL represent the estimated remaining maturity of the securities after projected call dates have been considered, based upon market rates at each date presented. The decrease in the WAL at September 30, 2009 compared to September 30, 2008 was due to issuers of certain securities in the portfolio exercising their option to call the security, to maturing securities, and to purchases of investment securities with WALs shorter than the portfolio.

	For the Three Months Ended											
	September 30, 2009			June 30, 2009			March 31, 2009			December 31, 2008		
	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)											
Beginning balance	$322,166	1.84%	2.02	$214,410	2.16%	2.32	$105,965	3.34%	3.64	$142,359	3.94%	6.06
Maturities and calls	(25,128)			(25,036)			(22,168)			(37,428)		
Net amortization of premiums/(discounts)	(901)			(685)			(329)			(247)		
Purchases:												
Fixed	183,391	1.95	2.17	133,047	1.41	1.10	131,229	1.62	1.04	886	4.52	2.75
Adjustable	--	--	--	--	--	--	--	--	--	--	--	--
Change in valuation on AFS securities	1,176			430			(287)			395		
Ending balance	$480,704	1.93%	1.53	$322,166	1.84%	2.02	$214,410	2.16%	2.32	$105,965	3.34%	3.64

	For the Year Ended					
	2009			2008		
	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)					
Beginning balance	$142,359	3.94%	6.06	$524,168	4.52%	1.66
Maturities and calls	(109,760)			(614,018)		
Net amortization of premiums/(discounts)	(2,162)			30		
Purchases:						
Fixed	448,553	1.70	1.53	230,512	3.96	1.07
Adjustable	--	--	--	3,874	6.58	28.98
Change in valuation on AFS securities	1,714			(2,207)		
Ending balance	$480,704	1.93%	1.53	$142,359	3.94%	6.06

Liabilities. Liabilities increased from $7.18 billion at September 30, 2008 to $7.46 billion at September 30, 2009. The $278.3 million increase in liabilities was due primarily to an increase in deposits of $304.7 million. We believe the turmoil in the credit and equity markets has made deposit products in well-capitalized financial institutions, like the Bank, desirable for many customers. Households have increased their personal savings rate, which we believe has also contributed to our growth in deposits.

During fiscal year 2009, the Bank prepaid $875.0 million of fixed-rate FHLB advances with a weighted average contractual rate of 5.65%. The prepaid FHLB advances were replaced with $875.0 million of fixed-rate FHLB advances with a weighted average contractual interest rate of 3.41%. The Bank paid a $38.4 million prepayment penalty to the FHLB. The prepayment penalty is being deferred as an adjustment to the carrying value of the new advances and will be recognized as expense over the life of the new advances, which effectively increased the interest rate on the new advances 96 basis points. See additional discussion of the transaction in "Notes to Financial Statements - Note 7 - Borrowed Funds."

The following table presents the amount, average rate and percentage of total deposits for checking, savings, money market and certificates at September 30, 2009 and 2008.

	2009			2008		
	Amount	Average Rate	% of Total	Amount	Average Rate	% of Total
			(Dollars in thousands)			
Checking	$ 439,975	0.17%	10.4%	$ 400,461	0.21%	10.2%
Savings	226,396	0.66	5.4	232,103	1.51	5.9
Money market	848,157	0.82	20.1	772,323	1.48	19.7
Certificates	2,714,081	3.09	64.1	2,518,996	3.91	64.2
	$ 4,228,609	2.20%	100.0%	$ 3,923,883	2.91%	100.0%

At September 30, 2009, $71.5 million and $91.5 million of the $2.71 billion in certificates were brokered and public unit deposits, respectively, compared to $180.6 million in brokered deposits and no public unit deposits at September 30, 2008. All remaining brokered deposits are scheduled to mature during the quarter ending December 31, 2009. Management will continue to monitor the wholesale deposit market for attractive opportunities to replace maturing deposits.

Stockholders' Equity. Stockholders' equity increased $70.1 million from $871.2 million at September 30, 2008 to $941.3 million at September 30, 2009. The increase was primarily a result of net income of $66.3 million and increase in unrealized gains on AFS securities of $39.8 million, partially offset by dividends paid of $44.1 million.

Dividends from the Company are the only source of funds for MHC. It is expected that MHC will waive future dividends except to the extent they are needed to fund its continuing operations. The following table shows the number of shares eligible to receive dividends ("public shares") because of the waiver of dividends by MHC at September 30, 2009. The unvested shares in the ESOP receive cash equal to the dividends paid on the public shares. The cash received is used to repay the annual debt obligation on the loan taken out by the ESOP from the Company at the time of the mutual-to-stock conversion of the Bank to purchase shares for the ESOP. These shares are held in trust for a future employee benefit, and are therefore excluded from the calculation of public shares.

Total voting shares outstanding at September 30, 2008	74,079,868
Treasury stock acquisitions	(56,063)
Recognition and Retention Plan grants	2,500
Options exercised	73,050
Total voting shares outstanding at September 30, 2009	74,099,355
Unvested shares in ESOP	(806,556)
Shares held by MHC	(52,192,817)
Total public shares at September 30, 2009	21,099,982

Weighted Average Yields and Rates: The following table presents the weighted average yields earned on loans, securities and other interest-earning assets, the weighted average rates paid on deposits and borrowings and the resultant interest rate spreads at the dates indicated. Yields on tax-exempt securities are not calculated on a tax-equivalent basis.

	At September 30,		
	2009	**2008**	**2007**
Weighted average yield on:			
Loans receivable	5.38%	5.69%	5.73%
MBS	4.42	4.82	4.46
Investment securities	1.93	3.94	4.52
Capital stock of FHLB	2.98	4.73	6.68
Cash and cash equivalents	0.21	2.95	4.94
Combined weighted average yield on interest-earning assets	4.89	5.37	5.41
Weighted average rate paid on:			
Savings deposits	0.66	1.51	2.58
Checking deposits	0.17	0.21	0.21
Money market deposits	0.82	1.48	3.18
Certificate of deposit	3.09	3.91	4.77
FHLB advances (1)	4.13	4.75	5.39
Other borrowings	3.91	4.09	8.12
Combined weighted average rate paid on interest-bearing liabilities	3.00	3.67	4.52
Net interest rate spread	1.89%	1.70%	0.89%

(1) The September 30, 2009 rate includes the net impact of the deferred prepayment penalties related to the prepayment of certain FHLB advances and deferred gain associated with the interest rate swap termination during fiscal year 2008. The September 30, 2008 rate includes the impact of the deferred gain associated with the interest rate swap termination during fiscal year 2008. The September 30, 2007 rates include the impact of the interest rate swap agreements.

Average Balance Sheets: The following tables present certain information regarding our financial condition and net interest income for fiscal years 2009, 2008, and 2007. Net interest income represents the difference between interest income earned on interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them. The tables present the average balances of our assets, liabilities and stockholders' equity and the related annualized yields and rates on our interest-earning assets and interest-bearing liabilities for the periods indicated. We derived the average yields and rates by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. We derived average balances from daily balances over the periods indicated, except as noted. The average yields and rates include amortization of fees, costs, premiums and discounts which are considered adjustments to yields/rates. Yields on tax-exempt securities were not calculated on a tax-equivalent basis.

	Year Ended September 30,								
	2009			2008			2007		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance[5]	Interest Earned/ Paid	Yield/ Rate
				(Dollars in thousands)					
Assets									
Interest-earning assets:									
Mortgage loans [1]	$ 5,296,297	$ 293,685	5.55%	$ 5,099,147	$ 286,383	5.62%	$ 5,022,178	$ 276,317	5.50%
Other loans	208,252	12,097	5.81	216,404	15,637	7.21	222,000	18,427	8.30
Total loans receivable	5,504,549	305,782	5.56	5,315,551	302,020	5.68	5,244,178	294,744	5.62
MBS [2]	2,110,701	97,926	4.64	1,888,186	88,395	4.68	1,605,901	68,752	4.28
Investment securities [2][3]	229,766	5,533	2.41	242,426	9,917	4.09	656,857	30,849	4.70
Capital stock of FHLB	129,716	3,344	2.58	129,216	6,921	5.36	153,478	10,017	6.53
Cash equivalents	72,184	201	0.28	112,522	3,553	3.11	138,756	7,188	5.11
Total interest-earning assets	8,046,916	412,786	5.13	7,687,901	410,806	5.34	7,799,170	411,550	5.28
Other noninterest-earning assets	181,829			186,312			153,949		
Total assets	$ 8,228,745			$ 7,874,213			$ 7,953,119		
Liabilities and stockholders' equity									
Interest-bearing liabilities:									
Savings	$ 228,879	$ 1,873	0.82%	$ 230,818	$ 4,105	1.77%	$ 195,660	$ 4,952	2.53%
Checking	426,976	879	0.21	398,430	819	0.20	396,454	850	0.21
Money market	814,898	8,512	1.04	804,612	16,771	2.08	807,459	26,566	3.29
Certificates	2,585,560	89,207	3.45	2,507,036	111,740	4.44	2,504,069	114,911	4.59
Total deposits	4,056,313	100,471	2.48	3,940,896	133,435	3.37	3,903,642	147,279	3.77
FHLB advances [4]	2,437,978	106,551	4.36	2,552,883	125,748	4.89	3,009,538	153,363	5.03
Other borrowings	713,601	29,122	4.03	391,009	17,455	4.39	53,493	4,468	8.24
Total interest-bearing liabilities	7,207,892	236,144	3.27	6,884,788	276,638	3.99	6,966,673	305,110	4.35%
Other noninterest-bearing liabilities	108,940			119,353			118,445		
Stockholders' equity	911,913			870,072			868,001		
Total liabilities and stockholders' equity	$ 8,228,745			$ 7,874,213			$ 7,953,119		
Net interest income		$ 176,642			$ 134,168			$ 106,440	
Net interest rate spread			1.86%			1.35%			0.93%
Net earning assets	$ 839,024			$ 803,113			$ 832,497		
Net interest margin			2.20%			1.75%			1.36%
Ratio of interest-earning assets to interest-bearing liabilities			1.12x			1.12x			1.12x

(1) Calculated net of deferred loan fees, loan discounts, and loans in process. Non-accrual loans are included in the loans receivable average balance with a yield of zero percent.
(2) MBS and investment securities classified as AFS are stated at amortized cost, adjusted for unamortized purchase premiums or discounts.
(3) The average balance of investment securities includes an average balance of nontaxable securities of $61.0 million, $45.9 million, and $12.0 million for the years ended September 30, 2009, 2008, and 2007, respectively.
(4) FHLB advances are stated net of deferred gains and deferred prepayment penalties.
(5) The average balance for other non-interest-earning assets, other non-interest-bearing liabilities, and stockholders' equity was calculated based upon month-end balances.

Rate/Volume Analysis: The table below presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities, comparing fiscal years 2009 to 2008 and fiscal years 2008 to 2007. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in the average balance multiplied by the previous year's average rate and (2) changes in rate, which are changes in the average rate multiplied by the average balance from the previous year. The net changes attributable to the combined impact of both rate and volume have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended September 30,					
	2009 vs. 2008			2008 vs. 2007		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
			(Dollars in thousands)			
Interest-earning assets:						
Loans receivable	$ 10,443	$ (6,681)	$ 3,762	$ 3,873	$ 3,403	$ 7,276
MBS	10,295	(764)	9,531	12,824	6,819	19,643
Investment securities	(494)	(3,890)	(4,384)	(17,380)	(3,552)	(20,932)
Capital stock of FHLB	27	(3,604)	(3,577)	(1,451)	(1,645)	(3,096)
Cash equivalents	(947)	(2,405)	(3,352)	(1,182)	(2,453)	(3,635)
Total interest-earning assets	$ 19,324	$ (17,344)	$ 1,980	$ (3,316)	$ 2,572	$ (744)
Interest-bearing liabilities:						
Savings	$ (35)	$ (2,218)	$ (2,253)	$ 802	$ (1,640)	$ (838)
Checking	60	42	102	4	(39)	(35)
Money market	208	(8,589)	(8,381)	(90)	(9,387)	(9,477)
Certificates	3,351	(25,783)	(22,432)	141	(3,635)	(3,494)
FHLB advances	(4,606)	(14,591)	(19,197)	(23,533)	(4,082)	(27,615)
Other borrowings	12,920	(1,253)	11,667	13,820	(833)	12,987
Total interest-bearing liabilities	$ 11,898	$ (52,392)	$ (40,494)	$ (8,856)	$ (19,616)	$ (28,472)
Net change in net interest and dividend income	$ 7,426	$ 35,048	$ 42,474	$ 5,540	$ 22,188	$ 27,728

Comparison of Results of Operations for the Years Ended September 30, 2009 and 2008

For fiscal year 2009, the Company recognized net income of $66.3 million compared to net income of $51.0 million in fiscal year 2008. The $15.3 million increase in net income was primarily a result of a $40.5 million decrease in interest expense, partially offset by an $11.6 million increase in other expenses, a $9.7 million increase in income tax expense, and a $4.3 million increase in provision for loan loss. The net interest margin for fiscal year 2009 was 2.20% compared to 1.75% for fiscal year 2008. The 45 basis point increase in the net interest margin was primarily a result of a decrease in the weighted average rate on interest-bearing liabilities.

Interest and Dividend Income

Total interest and dividend income for the current fiscal year was $412.8 million compared to $410.8 million for the prior fiscal year. The $2.0 million increase was a result of a $9.5 million increase in interest income on MBS and a $3.8 million increase in interest income on loans receivable, partially offset by a $4.4 million decrease in interest income on investment securities, a $3.6 million decrease in dividends on FHLB stock, and a $3.4 million decrease in interest income on cash and cash equivalents.

Interest income on loans receivable in the current fiscal year was $305.8 million compared to $302.0 million in the prior fiscal year. The $3.8 million increase in loan interest income was a result of a $189.0 million increase in the average balance of the loan portfolio between the two periods, partially offset by a decrease of 12 basis points in the weighted average yield of the portfolio to 5.56% for the current fiscal year. The increase in the average balance was due to originations and loan purchases during fiscal year 2009. The decrease in the weighted average yield was due to purchases and originations at market rates which were lower than the existing portfolio, loan modifications and refinances during fiscal year 2009, and the home equity loan portfolio repricing to lower market interest rates, partially offset by an increase in deferred fee amortization as a result of prepayments, modifications, and refinances.

Interest income on MBS in the current fiscal year was $97.9 million compared to $88.4 million in the prior fiscal year. The $9.5 million increase in interest income was primarily due to an increase of $222.5 million in the average balance, slightly offset by a 4 basis point decrease in the weighted average portfolio yield to 4.64% for the current fiscal year. The increase in the average portfolio balance was a result of purchases. The funds for the purchases came from maturities and calls of investment securities and from new borrowings in fiscal year 2008.

Interest income on investment securities in the current fiscal year was $5.5 million compared to $9.9 million in the prior fiscal year. The $4.4 million decrease in interest income was a result of a 168 basis point decrease in the weighted average portfolio yield to 2.41% for the current fiscal year and, to a lesser extent, a decrease of $12.7 million in the average balance of the portfolio. The decrease in the weighted average yield of the portfolio was attributed to maturities and calls of securities with weighted average yields greater than the remaining portfolio, and also due to reinvestments made at lower market yields than the overall portfolio yield. The decrease in the average balance was a result of the timing of calls, maturities, and security purchases during fiscal year 2009.

Dividends on FHLB stock in the current fiscal year were $3.3 million compared to $6.9 million in the prior fiscal year. The $3.6 million decrease in dividend income was due primarily to a 278 basis point decrease in the average yield to 2.58% for the current fiscal year. The dividend rate on FHLB stock correlates to the federal funds rate, which decreased during the current fiscal year.

Interest income on cash and cash equivalents in the current fiscal year was $201 thousand compared to $3.6 million in the prior fiscal year. The $3.4 million decrease was due to a 283 basis point decrease in the weighted average yield due to a decrease in short-term interest rates between the two periods, and a decrease in the average balance of $40.3 million. The decrease in the average balance was a result of cash being utilized to purchase MBS and investment securities.

Interest Expense

Total interest expense for the current fiscal year was $236.1 million, compared to $276.6 million in the prior fiscal year. The $40.5 million decrease in interest expense was due to a decrease in interest expense on deposits of $32.9 million and a decrease in interest expense on FHLB advances of $19.2 million, partially offset by an increase in interest expense on other borrowings of $11.6 million.

Interest expense on deposits in the current fiscal year was $100.5 million compared to $133.4 million in the prior fiscal year. The $32.9 million decrease in interest expense was primarily a result of a decrease in the average rate paid on the certificate of deposit, money market and savings portfolios due to the portfolios repricing to lower market rates. The average rate paid on the deposit portfolio decreased 89 basis points to 2.48% for the current fiscal year.

Interest expense on FHLB advances in the current fiscal year was $106.5 million compared to $125.7 million in the prior fiscal year. The $19.2 million decrease in interest expense was a result of the termination and maturity of the interest rate swap agreements during fiscal year 2008, a decrease in the average balance of FHLB advances, and a decrease in the interest rate due to the refinancing of $875.0 million of advances during the second and third quarters of fiscal year 2009. The decrease in the average balance was a result of maturing advances that were replaced with repurchase agreements during fiscal year 2008.

Interest expense on other borrowings was $29.1 million compared to $17.5 million in the same period in the prior year. The $11.6 million increase was due to an increase in the average balance as a result of the Bank entering into $660.0 million of repurchase agreements during fiscal year 2008. The proceeds from the repurchase agreements were used to purchase MBS and to repay maturing FHLB advances.

Provision for Loan Losses

During fiscal year 2009, the Bank experienced an increase in delinquencies, non-performing loans, net loan charge-offs, and losses on foreclosed property transactions, primarily on purchased loans, as a result of the decline in housing and real estate markets, as well as the ongoing economic recession. As a result of these conditions, the Bank recorded a provision for loan losses of $6.4 million in the current fiscal year compared to a provision of $2.1 million in the prior fiscal year. The $4.3 million increase in the provision primarily reflects an increase in the specific valuation allowances on purchased loans, an increase in the balance of non-performing purchased loans, an increase in the general valuation allowances primarily related to purchased loans 30 to 89 days delinquent, and an increase in charge-offs, also primarily related to purchased loans. See additional discussion regarding the provision for loan losses in the sections entitled "Critical Accounting Policies – Allowance for Loan Losses" and "Asset Quality" in Part I, Item 1 of the Annual Report on Form 10-K.

Other Income and Expense

Total other income for the current fiscal year was $28.6 million compared to $30.0 million in the prior fiscal year. The $1.4 million decrease in other income was a result of a $2.0 million decrease in other income, net and a $1.2 million decrease in income from bank-owned life insurance ("BOLI") as a result of a decrease in the net crediting rate due to a decrease in market interest rates, partially offset by an increase in gains on sale of LHFS, net of $1.3 million. The decrease in other income, net was due primarily to the redemption of shares received in the Visa, Inc. initial public offering of $992 thousand in the prior year period and interest received on a tax refund of $235 thousand also in the prior fiscal year, both with no corresponding item in the current fiscal year.

Total other expenses for the current fiscal year was $93.6 million compared to $82.0 million for the prior fiscal year. The $11.6 million increase was due to a $6.8 million increase in federal insurance premiums, a $2.0 million increase in advertising expense, and a $2.0 million increase in mortgage servicing activity, net. The increase in federal insurance premiums was a result of the FDIC special assessment and increases in the regular quarterly deposit insurance premiums. The increase in advertising expense was due to expense associated with the Bank's new debit card rewards program and to advertising campaigns undertaken to inform customers of the Bank's safety and soundness in response to current economic conditions. The increase in mortgage servicing activity, net was due to mortgage servicing asset impairments and valuation allowances due to an increase in prepayment speeds.

Income Tax Expense

Income tax expense for the current fiscal year was $38.9 million compared to $29.2 million for the prior fiscal year. The increase in income tax expense was primarily due to an increase in earnings compared to the prior year period. The effective tax rate was 37.0% for the current fiscal year, compared to 36.4% for the prior fiscal year. The difference in the effective tax rate between the two fiscal years was primarily a result of a decrease in nontaxable income from BOLI and an increase in pre-tax income which reduced the effective tax rate benefit of nontaxable income.

Comparison of Results of Operations for the Years Ended September 30, 2008 and 2007

For fiscal year 2008, the Company recognized net income of $51.0 million compared to net income of $32.3 million in fiscal year 2007. The $18.7 million increase in net income was primarily a result of a $28.5 million decrease in interest expense and a $6.0 million increase in other income, partially offset by an $8.6 million increase in income tax expense, a $4.3 million increase in other expenses, and a $2.3 million increase in the provision for loan loss.

Total interest and dividend income in fiscal year 2008 was $410.8 million compared to $411.6 million in fiscal year 2007. Total interest expense in fiscal year 2008 was $276.6 million compared to $305.1 million in fiscal year 2007. Net interest margin, before provision for loan losses, was $134.2 million compared to $106.4 million in fiscal year 2007. As a result of the flat or inverted yield curve during fiscal year 2007 and the relatively short term to reprice of our liabilities compared to our assets, the Bank experienced net interest margin compression during fiscal year 2007. The steeper, more normalized yield curve during fiscal year 2008 benefited the net interest margin, as short-term liabilities repriced to lower interest rates while cash flows from the mortgage loan and MBS portfolios were reinvested at rates comparable to that of the existing portfolio.

Interest and Dividend Income

Interest income on loans receivable during fiscal year 2008 was $302.0 million compared to $294.7 million in fiscal year 2007. The $7.3 million increase in loan interest income was a result of a $71.4 million increase in the average balance of the loan portfolio between the two periods and an increase of 6 basis points in the weighted average yield of the loan portfolio to 5.68% in fiscal year 2008. The increase in the weighted average yield can be attributed primarily to loans originated throughout the year at rates higher than the overall portfolio rate.

Interest income on MBS in fiscal year 2008 was $88.4 million compared to $68.8 million in fiscal year 2007. The $19.6 million increase in interest income was due to an increase of $282.3 million in the average balance of the portfolio and an increase of 40 basis points in the average yield to 4.68% in fiscal year 2008. The increase in the average portfolio balance was due primarily to the utilization of cash available for investment and funds from borrowings to purchase MBS rather than other investment securities due to the more favorable yields available on MBS. The weighted average yield of the MBS portfolio increased between the two periods due to the purchase of MBS with yields higher than the existing portfolio, the maturity and repayment of MBS with lower yields, and adjustable-rate MBS resetting to higher coupons.

Interest income on investment securities in fiscal year 2008 was $9.9 million compared to $30.8 million in fiscal year 2007. The $20.9 million decrease in interest income was primarily a result of a decrease of $414.4 million in the average balance of the portfolio and, to a lesser extent, a 61 basis point decrease in the weighted average portfolio yield to 4.09% in fiscal year 2008. The decrease in the average balance was a result of maturities and calls which were not reinvested into investment securities and were used, in part, to fund maturing FHLB advances and purchase higher yielding MBS during fiscal year 2008. The decrease in the weighted average yield of the portfolio was attributed to purchases with lower yields than the existing portfolio and maturities and calls of securities with higher yields.

Dividends on FHLB stock in fiscal year 2008 were $6.9 million compared to $10.0 million in fiscal year 2007. The $3.1 million decrease in dividend income was due to a 117 basis point decrease in the average yield to 5.36% in fiscal year 2008 and a $24.3 million decrease in the average balance. The dividend rate on FHLB stock correlates to the federal funds rate, which also decreased during fiscal year 2008. The decrease in the average balance was due to the redemption of shares as the required number of shares held is based primarily upon the balance of outstanding FHLB advances, which decreased during fiscal year 2008.

Interest income on cash and cash equivalents in fiscal year 2008 was $3.6 million compared to $7.2 million in fiscal year 2007. The $3.6 million decrease was a result of a 200 basis point decrease in the average yield to 3.11% in fiscal year 2008 due to a decrease in short-term market interest rates, and a decrease of $26.2 million in the average balance as cash was utilized to purchase MBS and fund maturing FHLB advances.

Interest Expense

Interest expense on deposits in fiscal year 2008 was $133.4 million compared to $147.3 million in fiscal year 2007. The $13.9 million decrease in interest expense was primarily a result of a decrease in the rate on the money market, certificate and savings portfolios due to the portfolios repricing to lower market rates. During fiscal year 2007, the Bank increased the rates offered on its certificate of deposit portfolio, with an emphasis on the 19 month to 36 month maturity category, in order to remain competitive. As certificate of deposits matured during fiscal year 2008, the amounts retained rolled into lower rate certificate products.

Interest expense on FHLB advances in fiscal year 2008 was $125.7 million compared to $153.4 million in fiscal year 2007. The $27.7 million decrease in interest expense was primarily a result of a decrease of $456.7 million in the average balance due to maturing advances which were not renewed in their entirety and, to a lesser extent, a decrease of 14 basis points in the average rate to 4.89% in fiscal year 2008 as a result of the termination of the interest rate swaps. During the quarter ended December 31, 2007, interest rate swaps with a notional amount of $575.0 million were terminated. The remaining interest rate swap matured in May 2008. During fiscal year 2008, interest expense related to the interest rate swaps was $2.3 million, compared to $13.6 million in fiscal year 2007.

Interest expense on other borrowings was $17.5 million compared to $4.5 million in the same period in the prior year. The $13.0 million increase was due to an increase in the average balance of other borrowings due to the Bank entering into $660.0 million of repurchase agreements during fiscal year 2008.

Provision for Loan Losses

During fiscal year 2008, the Bank recorded a provision for loan losses of $2.1 million compared to a recovery for loan losses of $225 thousand in fiscal year 2007. Based on our evaluation of the issues regarding the real estate markets, the overall economic environment, and the increase in and composition of our delinquencies and non-performing loans, management determined a provision for loan losses was prudent and warranted in fiscal year 2008.

Other Income and Expense

Total other income increased $6.0 million to $30.0 million during fiscal year 2008 compared to $24.0 million for the fiscal year 2007. The increase in other income was due primarily to increases in BOLI income, retail fees and other income, net. BOLI income was $2.3 million in fiscal year 2008 compared to $27 thousand in fiscal year 2007 as the Bank's BOLI purchase was made during the fourth quarter of fiscal year 2007. Retail fees increased $1.7 million due primarily to an increase in fees received on ATM and Visa check cards from increased volume and an increase in the interchange rate received on point-of-sale transactions. Other income, net increased $1.3 million due primarily to the redemption of shares received in the Visa, Inc. initial public offering. Total proceeds from the Visa redemption reported in other income, net were $992 thousand, offset by a liability accrual of $594 thousand, reported in other expense, net related to litigation involving Visa, Inc. for net proceeds of $398 thousand.

Total other expenses increased $4.3 million to $82.0 million during fiscal year 2008 compared to $77.7 million in fiscal year 2007. The increase was due primarily to an increase in salaries and employee benefits of $2.2 million and an increase in other expense, net of $2.4 million. The increase in salaries and employee benefits was due to an increase in costs associated with the short-term performance plan due to actual corporate performance exceeding targeted performance levels, salary increases, and the lack of capitalization of payroll expense in fiscal year 2008, as salary costs related to the core conversion were capitalized in fiscal year 2007. The increase in other expense, net was due primarily to a liability accrual of $594 thousand related to litigation involving Visa, Inc., as mentioned above, $420 thousand related to real-estate owned write-downs, and a decrease in fiscal year 2007 miscellaneous expenses of approximately $1.0 million.

Income Tax Expense

Income tax expense in fiscal year 2008 was $29.2 million compared to $20.6 million for fiscal year 2007. The increase in income tax expense was due to an increase in income, partially offset by a decrease in the effective tax rate for the fiscal year to 36.4%, compared to 39.0% for prior fiscal year 2007. The decrease in the effective tax rate between periods was a result of an increase in nontaxable income from municipal securities and BOLI, along with an increase in pre-tax income.

Liquidity and Capital Resources

Liquidity refers to our ability to generate sufficient cash to fund ongoing operations, to pay maturing certificates of deposit and other deposit withdrawals, and to fund loan commitments. Liquidity management is both a daily and long-term function of our business management. The Bank's most available liquid assets are represented by cash and cash equivalents, AFS MBS and investment securities, and short-term investment securities. The Bank's primary sources of funds are deposits, FHLB advances, other borrowings, repayments on and maturities of outstanding loans and MBS, other short-term investments, and funds provided by operations. The Bank's borrowings primarily have been used to invest in U.S. government agency securities in an effort to safely improve the earnings of the Bank while maintaining capital ratios in excess of regulatory standards for well-capitalized financial institutions. In addition, the Bank's focus on managing risk has provided additional liquidity capacity by remaining below FHLB borrowing limits and by increasing the balance of MBS and investment securities available as collateral for borrowings.

While scheduled payments from the amortization of loans and MBS and payments on short-term investments are relatively predictable sources of funds, deposit flows, prepayments on loans and MBS, and calls of investment securities are greatly influenced by general interest rates, economic conditions and competition, and are less predictable sources of funds. To the extent possible, the Bank manages the cash flows of its loan and deposit portfolios by the rates it offers customers.

At September 30, 2009, cash and cash equivalents totaled $41.2 million, a decrease of $46.0 million from September 30, 2008. In fiscal year 2009, yields on cash were significantly lower than in fiscal year 2008 as a result of a decline in short-term market rates. During fiscal year 2009, management used excess cash to purchase MBS and investment securities rather than maintaining a cash balance.

During fiscal year 2009, loan originations and purchases, net of principal repayments was $396.9 million, compared to $40.8 million in the prior fiscal year. The increase in loan originations and purchases, net of principal repayments, was funded by an increase of deposits. The increase in deposits reflects the largest change in financing cash flows during fiscal year 2009, as there were no additional FHLB advances or borrowings in fiscal year 2009. The Bank has paid competitive rates for its deposits while not "paying-up" in rates to grow its deposit base beyond the Bank's need for funding. The increase in deposits is believed to be a result of the current economic environment. Households have increased their personal savings rate and have chosen to place those funds in deposit products in well-capitalized financial institutions, like the Bank.

During fiscal year 2009, the Bank received principal payments on MBS of $495.0 million, and $97.0 million of investment securities were called. These cash inflows were largely reinvested in their respective portfolios, with the exception of the MBS principal repayments, some of which were reinvested in short-term and callable investment securities. If market rates were to rise, the short-term nature of these securities may allow management the opportunity to reinvest the maturing funds at a yield higher than current yields.

At September 30, 2009, $1.63 billion of the $2.71 billion in certificates of deposit were scheduled to mature within one year. Included in the $1.63 billion are $71.5 million of brokered deposits scheduled to mature in the first quarter of fiscal year 2010 and $88.5 million in public unit deposits. Based on our deposit retention experience and our pricing strategy, we anticipate the majority of the maturing retail deposits will renew, although no assurance can be given in this regard. We do not anticipate renewing these brokered deposits.

The Bank utilizes FHLB advances to provide funds for lending and investment activities. FHLB lending guidelines set borrowing limits as part of their underwriting standards. At September 30, 2009, the Bank's ratio of the face amount of advances to total assets, as reported to the OTS, was 28%. Our advances are secured by a blanket pledge of our loan portfolio, as collateral, supported by quarterly reporting to FHLB. Advances in excess of 40% of total assets, but not exceeding 55% of total assets, may be approved by the president of FHLB based upon a review of documentation supporting the use of the advances. Currently, the blanket pledge is sufficient collateral for the FHLB advances. It is possible that increases in our borrowings or decreases in our loan portfolio could require the Bank to pledge securities as collateral on the FHLB advances. The Bank's policy allows borrowing from FHLB of up to 55% of total assets. The Bank relies primarily on the FHLB advances as a source of borrowings. There were no new FHLB advances in fiscal year 2009, but $875.0 million were refinanced. See additional discussion regarding the FHLB advance refinance in "Notes to Financial Statements - Note 7 – Borrowed Funds".

The Bank has access to and utilizes other sources for liquidity, such as secondary market repurchase agreements, brokered deposits, and public unit deposits. The Bank's policy allows for repurchase agreements up to 15% of total assets, brokered deposits up to 15% of total deposits, and public unit deposits up to 10% of total deposits. During fiscal year 2008, the Bank entered into repurchase agreements totaling $660.0 million, or approximately 8% of total assets. There were no additional repurchase agreements in fiscal year 2009. The agreements are treated as secured borrowings and are reported as a liability of the Company on a consolidated basis. The Bank has pledged securities with a market value of $797.0 million as collateral for repurchase agreements. At September 30, 2009, $1.05 billion of securities were eligible but unused for collateral. At the maturity date of these borrowings, the pledged securities will be delivered back to the Bank. The Bank may enter into additional repurchase agreements as management deems appropriate. See additional discussion regarding the repurchase agreements in "Notes to Financial Statements - Note 7 – Borrowed Funds".

In 2004, the Company issued $53.6 million in Junior Subordinated Deferrable Interest Debentures ("Debentures") in connection with a trust preferred securities offering. The Company received, net, $52.0 million from the issuance of the Debentures and an investment of $1.6 million in Capitol Federal Financial Trust I (the "Trust"). The Company did not down-stream the proceeds to be used by the Bank for Tier 1 capital because the Bank already exceeded all regulatory requirements to be a well-capitalized institution. Instead, the Company deposited the proceeds into certificate accounts at the Bank to be used to further the Company's general corporate and capital management strategies which could include the payment of dividends.

During fiscal year 2009, the Company paid cash dividends of $44.1 million, or $2.11 per share. The $2.11 per share consists of four quarterly dividends of $0.50 per share and a $0.11 special dividend per share for fiscal year 2008. It is management's and the board of directors' intention to continue to pay regular quarterly dividends of $0.50 per share for the foreseeable future. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, the Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, the amount of cash at the holding company and the continued waiver of dividends by MHC. At September 30, 2009, Capitol Federal Financial, at the holding company level, had $114.1 million in cash and certificates of deposit at the Bank to be used to further the Company's general corporate and capital management strategies, which could include the payment of dividends. See additional discussion regarding limitations and potential limitations on dividends in the section entitled "Regulation" in Part I, Item 1 and in Item 1A - Risk Factors of the Annual Report on Form 10-K.

The long-term ability of the Company to pay dividends to its stockholders is based primarily upon the ability of the Bank to make capital distributions to the Company. At September 30, 2009, the Bank was in compliance with the OTS safe harbor regulations. The Bank has received a waiver from the OTS to distribute capital from the Bank to the Company, not to exceed 100% of the Bank's net quarterly earnings, through June 30, 2010, so the Bank will not be required to notify the OTS prior to paying dividends through that date. So long as the Bank continues to maintain excess capital, operate in a safe and sound manner, and comply with the interest rate risk management guidelines of the OTS, it is management's belief that the Bank will continue to receive waivers allowing it to distribute the net income of the Bank to the Company, although no assurance can be given in this regard.

Due to recent bank failures, in an effort to replenish the Deposit Insurance Fund, the board of directors of the FDIC have adopted a Notice of Proposed Rulemaking that would require insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of calendar year 2009 and for all of calendar year 2010, 2011 and 2012 during the quarter ended December 31, 2009. Management estimates the cash requirement for the prepaid FDIC assessments to be approximately $27.4 million.

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The Company, in the normal course of business, makes commitments to buy or sell assets or to incur or fund liabilities. Commitments may include, but are not limited to:

- the origination, purchase, or sale of loans;
- the purchase or sale of investments and MBS;
- extensions of credit on home equity loans and construction loans;
- terms and conditions of operating leases; and
- funding withdrawals of certificate of deposits at maturity.

In addition to its commitments of the types described above, at September 30, 2009 the Company's off-balance sheet arrangements included its $1.6 million interest in the Trust, which in 2004 issued $52.0 million of variable rate cumulative trust preferred securities. In connection therewith, the Company issued $53.6 million of Debentures to the Trust.

The following table summarizes our contractual obligations and other material commitments as of September 30, 2009. The Debentures are callable at any time, in whole or in part.

	Maturity Range				
	Total	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
	(Dollars in thousands)				
Operating leases	$ 12,768	$ 1,129	$ 1,851	$ 1,454	$ 8,334
Certificates of Deposit	2,714,081	1,634,399	943,352	135,209	1,121
Weighted average rate	3.09%	2.97%	3.27%	3.21%	3.61%
FHLB Advances	2,426,000	350,000	626,000	975,000	475,000
Weighted average rate	3.79%	4.49%	4.02%	3.45%	3.67%
Repurchase Agreements	660,000	45,000	350,000	245,000	20,000
Weighted average rate	3.97%	3.05%	4.06%	3.97%	4.45%
Debentures	53,609	--	--	--	53,609
Weighted average rate	3.26%	--%	--%	--%	3.26%
Commitments to originate and purchase mortgage loans	136,209	136,209	--	--	--
Weighted average rate	5.06%	5.06%	--%	--%	--%
Commitments to fund unused home equity lines of credit	270,322	270,322	--	--	--
Weighted average rate	4.46%	4.46%	--%	--%	--%
Unadvanced portion of construction loans	20,649	20,649	--	--	--
Weighted average rate	5.12%	5.12%	--%	--%	--%

Excluded from the table above are income tax liabilities of $2.8 million related to uncertain income tax positions. The amounts are excluded as management is unable to estimate the period of cash settlement as it is contingent on the statute of limitations expiring without examination by the respective taxing authority.

A percentage of commitments to originate mortgage loans are expected to expire unfunded, so the amounts reflected in the table above are not necessarily indicative of future liquidity requirements. Additionally, the Bank is not obligated to honor commitments to fund unused home equity lines of credit if a customer is delinquent or otherwise in violation of the loan agreement.

We anticipate we will continue to have sufficient funds, through repayments and maturities of loans and securities, deposits and borrowings, to meet our current commitments.

Contingencies

In the normal course of business, the Company and its subsidiary are named defendants in various lawsuits and counter claims. In the opinion of management, after consultation with legal counsel, none of the currently pending suits are expected to have a materially adverse effect on the Company's consolidated financial statements for the year ended September 30, 2009 or future periods.

Regulatory Capital

Consistent with management's goals to operate a sound and profitable financial organization, we actively seek to maintain a "well capitalized" status in accordance with regulatory standards. Total equity under accounting principles generally accepted in the United States of America ("GAAP") for the Bank was $869.0 million at September 30, 2009, or 10% of total Bank assets on that date. As of September 30, 2009, the Bank exceeded all capital requirements of the OTS. The following table presents the Bank's regulatory capital ratios at September 30, 2009 based upon regulatory guidelines.

	Bank Ratios	Regulatory Requirement For "Well-Capitalized" Status
Tangible equity	10.0%	N/A
Tier 1 (core) capital	10.0%	5.0%
Tier 1 (core) risk-based capital	23.2%	6.0%
Total risk-based capital	23.3%	10.0%

Stockholder Return Performance Presentation

The line graph below compares the cumulative total stockholder return on the Company's common stock to the cumulative total return of a broad index of the Nasdaq Stock Market and a Hemscott Group savings and loan industry index ("S&L Index Hemscott #419") for the period September 30, 2004 through September 30, 2009. The information presented below assumes $100 invested on September 30, 2004 in the Company's common stock and in each of the indices, and assumes the reinvestment of all dividends. Historical stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Capitol Federal Financial, The NASDAQ Composite Index
And S&L Index Hemscott #419



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
9/04
9/05
9/06
9/07
9/08
9/09
Capitol Federal Financial
NASDAQ Composite
S&L Index Hemscott #419

*$100 invested on September 30, 2004 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30, 2009.

	2004	2005	2006	2007	2008	2009
Capitol Federal Financial	100.00	112.59	125.26	127.50	174.82	136.57
NASDAQ Composite	100.00	113.78	121.50	143.37	109.15	112.55
S&L Index Hemscott #419	100.00	103.06	115.14	109.91	102.17	78.46

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, the "Act"). The Company's internal control system is a process designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or untimely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial reporting. Further, because of changes in conditions, the effectiveness of any system of internal control may vary over time. The design of any internal control system also factors in resource constraints and consideration for the benefit of the control relative to the cost of implementing the control. Because of these inherent limitations in any system of internal control, management cannot provide absolute assurance that all control issues and instances of fraud within the Company have been detected.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Management has concluded that the Company maintained an effective system of internal control over financial reporting based on these criteria as of September 30, 2009.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, who audited the consolidated financial statements included in the Company's annual report, has issued an audit report on the Company's internal control over financial reporting as of September 30, 2009 and it is included herein.

John B. Dicus, Chairman, President
and Chief Executive Officer

Kent G. Townsend, Executive Vice President
and Chief Financial Officer

To the Board of Directors and Stockholders of
Capitol Federal Financial and Subsidiary
Topeka, Kansas

We have audited the internal control over financial reporting of Capitol Federal Financial and Subsidiary (the "Company") as of September 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2009 of the Company and our report dated November 30, 2009 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Kansas City, Missouri
November 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Capitol Federal Financial and Subsidiary
Topeka, Kansas

We have audited the accompanying consolidated balance sheets of Capitol Federal Financial and Subsidiary (the "Company") as of September 30, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Capitol Federal Financial and Subsidiary as of September 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2009, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Kansas City, Missouri
November 30, 2009

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2009 and 2008 (in thousands)

ASSETS	2009	2008
CASH AND CASH EQUIVALENTS (includes interest-earning deposits of $32,319 and $77,246)	$ 41,154	$ 87,138
INVESTMENT SECURITIES:		
Available-for-sale ("AFS"), at fair value (amortized cost of $235,185 and $51,700)	234,784	49,586
Held-to-maturity ("HTM"), at cost (fair value of $248,929 and $92,211)	245,920	92,773
MORTGAGE-BACKED SECURITIES ("MBS"):		
AFS, at fair value (amortized cost of $1,334,357 and $1,491,536)	1,389,211	1,484,055
HTM, at cost (fair value of $627,829 and $743,764)	603,256	750,284
LOANS RECEIVABLE, net (less allowance for loan losses of $10,150 and $5,791)	5,603,965	5,320,780
CAPITAL STOCK OF FEDERAL HOME LOAN BANK ("FHLB"), at cost	133,064	124,406
ACCRUED INTEREST RECEIVABLE	32,640	33,704
PREMISES AND EQUIPMENT, net	37,709	29,874
REAL ESTATE OWNED ("REO"), net	7,404	5,146
OTHER ASSETS	74,573	77,503
TOTAL ASSETS	$ 8,403,680	$ 8,055,249

(Continued)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2009 and 2008 (in thousands, except share amounts)

LIABILITIES AND STOCKHOLDERS' EQUITY	2009	2008
LIABILITIES:		
Deposits	$ 4,228,609	$ 3,923,883
Advances from FHLB	2,392,570	2,447,129
Other borrowings	713,609	713,581
Advance payments by borrowers for taxes and insurance	55,367	53,213
Income taxes payable, net	6,016	6,554
Deferred income taxes, net	30,970	3,223
Accounts payable and accrued expenses	35,241	36,450
Total liabilities	7,462,382	7,184,033
COMMITMENTS AND CONTINGENCIES (NOTE 13)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value; 50,000,000 shares authorized, no shares issued or outstanding	--	--
Common stock, $.01 par value; 450,000,000 shares authorized, 91,512,287 shares issued; 74,099,355 and 74,079,868 shares outstanding as of September 30, 2009 and 2008, respectively	915	915
Additional paid-in capital	452,872	445,391
Unearned compensation - Employee Stock Ownership Plan ("ESOP")	(8,066)	(10,082)
Unearned compensation - Recognition and Retention Plan ("RRP")	(330)	(553)
Retained earnings	781,604	759,375
Accumulated other comprehensive gain (loss)	33,870	(5,968)
	1,260,865	1,189,078
Treasury stock, at cost; 17,412,932 and 17,432,419 shares as of September 30, 2009 and 2008, respectively	(319,567)	(317,862)
Total stockholders' equity	941,298	871,216
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,403,680	$ 8,055,249

See notes to consolidated financial statements. (Concluded)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 2009, 2008, and 2007 (in thousands, except share and per share amounts)

	2009	2008	2007
INTEREST AND DIVIDEND INCOME:			
Loans receivable	$ 305,782	$ 302,020	$ 294,744
MBS	97,926	88,395	68,752
Investment securities	5,533	9,917	30,849
Capital stock of FHLB	3,344	6,921	10,017
Cash and cash equivalents	201	3,553	7,188
Total interest and dividend income	412,786	410,806	411,550
INTEREST EXPENSE:			
FHLB advances	106,551	125,748	153,363
Deposits	100,471	133,435	147,279
Other borrowings	29,122	17,455	4,468
Total interest expense	236,144	276,638	305,110
NET INTEREST AND DIVIDEND INCOME	176,642	134,168	106,440
PROVISION (RECOVERY) FOR LOAN LOSSES	6,391	2,051	(225)
NET INTEREST AND DIVIDEND INCOME AFTER PROVISION (RECOVERY) FOR LOAN LOSSES	170,251	132,117	106,665
OTHER INCOME:			
Retail fees and charges	18,023	17,805	16,120
Insurance commissions	2,440	2,238	2,059
Loan fees	2,327	2,325	2,467
Gains on securities and loans receivable, net	2,171	829	75
Income from bank-owned life insurance ("BOLI")	1,158	2,323	27
Other, net	2,475	4,507	3,218
Total other income	28,594	30,027	23,966
OTHER EXPENSES:			
Salaries and employee benefits	43,318	43,498	41,269
Occupancy of premises	15,226	13,957	13,135
Federal insurance premium	7,558	735	490
Advertising	6,918	4,925	4,317
Deposit and loan transaction costs	5,434	5,240	4,709
Regulatory and outside services	4,318	5,457	7,078
Mortgage servicing activity, net	3,148	1,108	1,421
Office supplies and related expenses	2,636	2,234	2,913
Other, net	5,065	4,835	2,393
Total other expenses	93,621	81,989	77,725
INCOME BEFORE INCOME TAX EXPENSE	105,224	80,155	52,906
INCOME TAX EXPENSE	38,926	29,201	20,610
NET INCOME	$ 66,298	$ 50,954	$ 32,296
Basic earnings per share	$ 0.91	$ 0.70	$ 0.44
Diluted earnings per share	$ 0.91	$ 0.70	$ 0.44
Dividends declared per public share	$ 2.11	$ 2.00	$ 2.09
Basic weighted average common shares	73,144,116	72,938,871	72,849,095
Diluted weighted average common shares	73,208,101	73,012,666	72,970,388

See notes to consolidated financial statements.

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2009, 2008, and 2007
(in thousands, except share amounts)

	Common Stock		Additional Paid-In	Unearned Compensation-	Unearned Compensation-	Retained	Accumulated Other Comprehensive	Treasury Stock		Total Stockholders'
	Shares	Amount	Capital	ESOP	RRP	Earnings	Gain (Loss)	Shares	Amount	Equity
BALANCE, October 1, 2006	91,512,287	$ 915	$ 429,286	$ (14,784)	$ (825)	$ 760,890	$ (1,543)	17,480,357	$ (310,720)	$ 863,219
Comprehensive income:										
Net income for the year ended, September 30, 2007						32,296				32,296
Other comprehensive income -										
Changes in unrealized gains/losses on securities AFS, net of deferred income taxes of $1,730							2,830			2,830
Total comprehensive income										35,126
ESOP activity, net			5,497	2,686						8,183
RRP activity, net			180		195			(4,600)	42	417
Stock based compensation – stock options and RRP			294							294
Acquisition of treasury stock								88,188	(3,198)	(3,198)
Stock options exercised			3,707					(310,635)	2,883	6,590
Dividends on common stock to stockholders ($2.09 per public share)						(43,000)				(43,000)
BALANCE, September 30, 2007	91,512,287	915	438,964	(12,098)	(630)	750,186	1,287	17,253,310	(310,993)	867,631

See notes to consolidated financial statements.

(Continued)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2009, 2008, and 2007
(in thousands, except share amounts)

	Common Stock		Additional Paid-In	Unearned Compensation-	Unearned Compensation-	Retained	Accumulated Other Comprehensive	Treasury Stock		Total Stockholders'
	Shares	Amount	Capital	ESOP	RRP	Earnings	Gain (Loss)	Shares	Amount	Equity
Cumulative effect of adopting Accounting Standards Codification ("ASC") 740 "Income Taxes"						(339)				(339)
Comprehensive income:										
Net income for the year ended, September 30, 2008						50,954				50,954
Other comprehensive income - Changes in unrealized gains/losses on securities AFS, net of deferred income taxes of $4,414							(7,255)			(7,255)
Total comprehensive income										43,699
ESOP activity, net			5,471	2,016						7,487
RRP activity, net			238		77			(10,000)	96	411
Stock based compensation – stock options and RRP			323							323
Acquisition of treasury stock								225,042	(7,307)	(7,307)
Stock options exercised			395					(35,933)	342	737
Dividends on common stock to stockholders ($2.00 per public share)						(41,426)				(41,426)
BALANCE, September 30, 2008	91,512,287	915	445,391	(10,082)	(553)	759,375	(5,968)	17,432,419	(317,862)	871,216

See notes to consolidated financial statements.

(Continued)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2009, 2008, and 2007
(in thousands, except share amounts)

	Common Stock		Additional Paid-In	Unearned Compensation-	Unearned Compensation-	Retained	Accumulated Other Comprehensive	Treasury Stock		Total Stockholders'
	Shares	Amount	Capital	ESOP	RRP	Earnings	Gain (Loss)	Shares	Amount	Equity
Comprehensive income:										
Net income for the year ended, September 30, 2009						66,298				66,298
Other comprehensive income -										
Changes in unrealized gains/losses on securities AFS, net of deferred income taxes of $24,210							39,838			39,838
Total comprehensive income										106,136
ESOP activity, net			5,913	2,016						7,929
RRP activity, net			131		(100)			(2,500)	24	55
Stock based compensation – stock options and RRP			281		323					604
Acquisition of treasury stock								56,063	(2,426)	(2,426)
Stock options exercised			1,156					(73,050)	697	1,853
Dividends on common stock to stockholders ($2.11 per public share)						(44,069)				(44,069)
BALANCE, September 30, 2009	91,512,287	$ 915	$ 452,872	$ (8,066)	$ (330)	$ 781,604	$ (33,870)	17,412,932	$ (319,567)	$ 941,298

See notes to consolidated financial statements.

(Concluded)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2009, 2008, and 2007 (in thousands)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 66,298	$ 50,954	$ 32,296
Adjustments to reconcile net income to net cash provided by operating activities:			
FHLB stock dividends	(3,344)	(6,921)	(10,017)
Provision (recovery) for loan losses	6,391	2,051	(225)
Originations of loans receivable held-for-sale ("LHFS")	(851)	(47,062)	(4,062)
Proceeds from sales of LHFS	97,838	48,444	3,405
Amortization and accretion of premiums and discounts on MBS and investment securities	2,644	717	(177)
Principal collected on trading securities	--	--	7,729
Proceeds from sale of trading securities	--	--	389,209
Depreciation and amortization of premises and equipment	5,132	5,428	4,510
Deferred gain on termination of interest rate swaps	--	1,665	--
Amortization of deferred amounts related to FHLB advances, net	3,829	(536)	--
Common stock committed to be released for allocation - ESOP	7,929	7,487	7,513
Stock based compensation - stock options and RRP	604	722	669
Provision for deferred income taxes	3,548	8,160	18,714
Other, net	(1,947)	(1,271)	(648)
Changes in:			
Accrued interest receivable	1,064	2,165	2,163
Other assets	2,784	(4,871)	2,241
Income taxes payable/receivable	8	12,978	(1,239)
Accounts payable and accrued expenses	(1,209)	1,610	(5,367)
Net cash provided by operating activities	190,718	81,720	446,714
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities or calls of investment securities AFS	70,057	99,810	88,990
Purchases of investment securities AFS	(255,046)	(49,248)	(1,520)
Proceeds from maturities or calls of investment securities HTM	39,703	514,208	511,500
Purchases of investment securities HTM	(193,507)	(185,138)	(689,519)
Principal collected on MBS AFS	326,044	233,225	230,934
Purchases of MBS AFS	(169,452)	(1,324,872)	(91,294)
Proceeds from sale of MBS AFS	--	--	15,237
Principal collected on MBS HTM	168,888	266,853	256,083
Purchases of MBS HTM	(21,756)	(5,483)	(136,798)
Proceeds from the redemption of capital stock of FHLB	3,688	35,261	38,287
Purchases of capital stock of FHLB	(9,002)	(13,085)	(2,801)
Loan originations, net of principal collected	(293,947)	(92,656)	(144,710)
Loan purchases, net of principal collected	(102,939)	51,872	71,399
Purchase of BOLI	--	--	(50,000)
Net deferred fee activity	2,101	195	574
Purchases of premises and equipment	(13,053)	(8,721)	(4,625)
Proceeds from sales of REO	7,669	5,197	4,929
Net cash (used in) provided by investing activities	(440,552)	(472,582)	96,666

(Continued)

CAPITOL FEDERAL FINANCIAL AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2009, 2008, and 2007 (in thousands)

	2009	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(44,069)	(41,426)	(43,000)
Dividends in excess of debt service cost of ESOP, net	--	--	670
Deposits, net of withdrawals	304,726	1,101	22,351
Proceeds from advances/line of credit from FHLB	1,561,612	834,700	206,901
Repayments on advances/line of credit from FHLB	(1,581,612)	(1,134,700)	(756,901)
Deferred FHLB prepayment penalty	(38,388)	--	--
Proceeds from repurchase agreements	--	660,000	--
Change in advance payments by borrowers for taxes and insurance	2,154	2,104	2,756
Acquisitions of treasury stock	(2,426)	(7,307)	(3,198)
Stock options exercised	1,337	623	3,942
Excess tax benefits from stock options	516	114	2,648
Net cash provided by (used in) financing activities	203,850	315,209	(563,831)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(45,984)	(75,653)	(20,451)
CASH AND CASH EQUIVALENTS:			
Beginning of Period	87,138	162,791	183,242
End of Period	$ 41,154	$ 87,138	$ 162,791
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Income tax payments, net of refunds	$ 35,334	$ 8,050	$ 711
Interest payments, net of interest credited to deposits of $102,245 $134,545 and $143,383	$ 133,892	$ 140,774	$ 163,158
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Loans transferred to REO	$ 10,730	$ 8,159	$ 4,008
Transfer of loans receivable to LHFS, net	$ 94,672	$ --	$ --
Market value change related to fair value hedge:			
Interest rate swaps hedging FHLB advances	$ --	$ (13,817)	$ (13,478)

See notes to consolidated financial statements.

(Concluded)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Capitol Federal Financial (the "Company") provides a full range of retail banking services through its wholly-owned subsidiary, Capitol Federal Savings Bank (the "Bank") which has 33 traditional and nine in-store banking offices serving primarily the metropolitan areas of Topeka, Wichita, Lawrence, Manhattan, Emporia and Salina, Kansas and a portion of the metropolitan area of greater Kansas City. The Bank emphasizes mortgage lending, primarily originating and purchasing one- to four-family mortgage loans and providing personal retail financial services. The Bank is subject to competition from other financial institutions and other companies that provide financial services. The Company is subject to the regulations of the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC") and undergoes periodic examinations by those regulatory authorities.

The Bank has an expense sharing agreement with the Company that covers the reimbursement of certain expenses that are allocable to the Company. These expenses include compensation, rent for leased office space and general overhead expenses.

The Company's ability to pay dividends is dependent, in part, upon its ability to obtain capital distributions from the Bank. The future dividend policy of the Company is subject to the discretion of the board of directors and will depend upon a number of factors, including the Company's financial condition and results of operations, Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, the amount of cash at the holding company and the continued waiver of dividends by Capitol Federal Savings Bank MHC ("MHC"). Holders of common stock will be entitled to receive dividends as and when declared by the board of directors of the Company out of funds legally available for that purpose.

Basis of Presentation - The Company is organized as a mid-tier holding company chartered as a federal savings and loan holding company. The Company owns 100% of the stock of the Bank. The Company is majority owned by MHC, a federally chartered mutual holding company. At September 30, 2009, MHC owned approximately 70% of the stock of the Company. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. The Bank has a wholly owned subsidiary, Capitol Funds, Inc. Capitol Funds, Inc. has a wholly owned subsidiary, Capitol Federal Mortgage Reinsurance Company. All intercompany accounts and transactions have been eliminated.

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the allowance for loan losses and other-than-temporary impairments in the fair value of securities. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and amounts due from banks. The Bank has acknowledged informal agreements with other banks where it maintains deposits. Under these agreements, service fees charged to the Bank are waived provided certain average compensating balances are maintained throughout each month. Federal Reserve Board ("FRB") regulations require federally chartered savings banks to maintain cash reserves against their transaction accounts. Required reserves must be maintained in the form of vault cash, an account at a Federal Reserve Bank, or a pass-through account as defined by the FRB. The Bank is in compliance with the FRB requirements. Effective October 9, 2008, as part of the Emergency Economic Stabilization Act of 2008 (the "EESA"), the Federal Reserve Bank may pay interest on balances held at the Federal Reserve Bank to satisfy reserve requirements and on balances held in excess of required reserve balances and clearing balances. For the years ended September 30, 2009 and 2008, the average balance of required reserves at the Federal Reserve Bank was $11.6 million and $25.0 million, respectively.

Securities - Securities include mortgage-backed and agency securities issued primarily by United States Government Sponsored Enterprises ("GSE"), including Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and FHLB, United States Government agencies, including Government National Mortgage Association ("GNMA"), and municipal bonds. Securities are classified as HTM, AFS, or trading based on management's intention on the date of purchase. Generally, classifications are made in response to liquidity needs, asset/liability management strategies, and the market interest rate environment at the time of purchase.

Securities that management has the intent and ability to hold to maturity are classified as HTM and reported at amortized cost. Such securities are adjusted for amortization of premiums and discounts which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

Securities that management may sell if necessary for liquidity or asset management purposes are classified as AFS and reported at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) within stockholders' equity, net of deferred income taxes. Premiums and discounts are recognized as adjustments to interest income over the life of the securities using the level-yield method. Gains or losses on the disposition of AFS securities are recognized using the specific identification method. Estimated fair values of AFS securities are based on one of three methods: 1) quoted market prices where available, 2) quoted market prices for similar instruments if quoted market prices are not available, and 3) unobservable data that represents the Bank's assumptions about items that market participants would consider in determining fair value where no market data is available. See additional discussion of fair value of AFS securities in Note 15.

Securities that are purchased and held principally for resale in the near future are classified as trading securities and are reported at fair value, with unrealized gains and losses included in other income in the consolidated statements of income. For the years ended September 30, 2009 and 2008 we did not maintain a trading portfolio.

Management monitors the securities portfolio for impairment on an ongoing basis and performs a formal review quarterly. The process involves monitoring market events and other items that could impact issuers. The evaluation includes, but is not limited to, such factors as: the nature of the investment, the length of time the security has had a fair value less than the amortized cost basis, the cause(s) and severity of the loss, expectation of an anticipated recovery period, recent events specific to the issuer or industry including the issuer's financial condition and current ability to make future payments in a timely manner, external credit ratings and recent downgrades in such ratings, management's intent to sell and whether it is more likely than not management would be required to sell prior to recovery for debt securities. Management determines whether other-than-temporary losses should be recognized for impaired securities by assessing all known facts and circumstances surrounding the securities. If management intends to sell an impaired security or if it is more likely than not that management will be required to sell an impaired security before recovery of its amortized cost basis, an other-than-temporary impairment ("OTTI") has occurred and the difference between amortized cost and fair value will be recognized as a loss in earnings. Such losses would be included in other income in the consolidated statements of income.

Loans Receivable - Loans receivable that management has the intent and ability to hold for the foreseeable future are carried at the amount of unpaid principal, net of allowance for loan losses, undisbursed loan funds, unamortized premiums and discounts, and deferred loan origination fees and costs. Net loan origination fees and costs and premiums and discounts are amortized as yield adjustments to interest income using the level-yield method, adjusted for the estimated prepayment speeds of the related loans when applicable. Interest on loans is credited to income as earned and accrued only if deemed collectible.

Existing loan customers, whose loans have not been sold to third parties and who have been current on their contractual loan payments for the previous 12 months, have the opportunity, for a fee, to modify their original loan terms to terms currently offered for fixed-rate products with an equal or reduced period to maturity than the current remaining period of their existing loan. The modified terms of these loans are similar to the terms offered to new customers. The fee assessed for modifying the mortgage loan is deferred and amortized over the life of the modified loan using the level-yield method and is reflected as an adjustment to interest income. Each modification is examined on a loan-by-loan basis and if the modification of terms represents a more than minor change to the loan, then pre-modification deferred fees or costs associated with the mortgage loan are recognized in interest income at the time of the modification. If the modification of terms does not represent a more than minor change to the loan, then the pre-modification deferred fees or costs continue to be deferred.

A loan is considered delinquent when payment has not been received within 30 days of its contractual due date. The accrual of income on loans is generally discontinued when interest or principal payments are 90 days in arrears or when the timely collection of such income is doubtful. Loans on which the accrual of income has been discontinued are designated as non-accrual loans and outstanding interest previously credited beyond 90 days is reversed. A non-accrual loan is returned to accrual status when factors indicating doubtful collection no longer exist.

A condition in which the Bank grants a concession to a borrower due to financial difficulties that it would not otherwise consider is a troubled debt restructuring. The majority of the Bank's troubled debt restructurings involve a modification in loan terms such as a temporary reduction in the payment amount to require only interest and escrow (if required) and extending the maturity date of the loan.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Interest income on impaired loans is recognized in the period collected unless the ultimate collection of principal is considered doubtful. Management considers all non-accrual loans and troubled debt restructurings that have not been performing under the new terms for 12 consecutive months to be impaired loans.

Allowance for Loan Losses - The allowance for loan losses represents management's best estimate of the amount of known and inherent losses in the loan portfolio as of the balance sheet date. Management's methodology for assessing the appropriateness of the allowance for loan losses consists of a formula analysis for general valuation allowances and specific valuations for identified problem loans and portfolio segments. Management considers quantitative and qualitative factors when determining the appropriateness of the allowance for loan losses. Such factors include changes in the Bank's underwriting standards, credit quality trends, trends in collateral values, loan volumes and concentrations, historical charge-offs, results of foreclosed property transactions, changes in interest rates and the current status and trends of local and national economies and housing markets. Management maintains the allowance for loan losses through provisions for loan losses that are charged to income.

The Bank's primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties resulting in a loan concentration in residential first mortgage loans. As a result of the Bank's lending practices, the Bank also has a concentration of loans secured by real property located in Kansas and Missouri. Based on the composition of the loan portfolio, management believes the primary credit risks inherent in the loan portfolio are increases in interest rates as applicable to adjustable-rate loans, a decline in the economy, an increase in unemployment and a decline in real estate market values. Any one or a combination of these events may adversely affect the credit quality of the loan portfolio resulting in increased delinquencies, charge-offs and future loan loss provisions.

Each quarter, the loan portfolio is segregated into categories in the formula analysis based on certain risk characteristics such as loan type (one- to four-family, multi-family, etc.), interest payments (fixed-rate, adjustable-rate), loan source (originated or purchased), loan-to-value ratios, borrower's credit scores and payment status (i.e., current or number of days delinquent). Consumer loans, such as second mortgages and home equity lines of credit, with the same underlying collateral as a one- to four-family loan are combined with the one- to four-family loan in the formula analysis to calculate a combined loan-to-value ratio. Loss factors are assigned to each category in the formula analysis based on management's assessment of the potential risk inherent in each category. The greater the risks associated with a particular category, the higher the loss factor. These factors are periodically reviewed by management for appropriateness giving consideration to historical loss experience, delinquency and non-performing loan trends, the results of foreclosed property transactions, and the status of the local and national economies and housing markets, in order to ascertain that the loss factors cover probable and estimable losses inherent in the loan portfolio. Impaired loans are not included in the formula analysis.

Specific valuation allowances are established in connection with individual loan reviews of specifically identified problem loans and impaired loans. Evaluations of loans for which full collectability is not reasonably assured include evaluation of the estimated fair value of the underlying collateral based on current appraisals, real estate broker values or list prices. Additionally, trends and composition of similar non-performing loans, results of foreclosed property transactions and the current status and trends in economic and market conditions are also considered. Specific valuation allowances are established if the estimated fair value, less estimated selling costs, is less than the current loan balance.

Loans with an outstanding balance of $1.5 million or more are reviewed annually if secured by property in one of the following categories: multi-family (five or more units) property, unimproved land, other improved commercial property, acquisition and development of land projects, developed building lots, office building, single-use building, or retail building. Specific valuation allowances are established if the individual loan review determines a quantifiable impairment.

Assessing the adequacy of the allowance for loan losses is inherently subjective. Actual results could differ from estimates as a result of changes in economic or market conditions. Changes in estimates could result in a material change in the allowance for loan losses. In the opinion of management, the allowance for loan losses, when taken as a whole, is adequate to absorb estimated losses inherent in the loan portfolio. However, future adjustments may be necessary if portfolio performance or economic or market conditions differ substantially from the conditions that existed at the time of the initial determinations.

Capital Stock of Federal Home Loan Bank – As a member of the FHLB Topeka, the Bank is required to acquire and hold shares of FHLB stock. The Bank's holding requirement varies based on the Bank's activities, primarily the Bank's outstanding advances, with the FHLB. FHLB stock is carried at cost. Management conducts a periodic review and evaluation of the Bank's investment in FHLB stock to determine if any impairment exists. Dividends received on FHLB stock are reflected as interest and dividend income in the consolidated statements of income.

Premises and Equipment - Land is carried at cost. Buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost less accumulated depreciation and leasehold amortization. Buildings, furniture, fixtures and equipment are depreciated over their estimated useful lives using the straight-line or accelerated method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases. The costs for major improvements and renovations are capitalized, while maintenance, repairs and minor improvements are charged to operating expenses as incurred. Gains and losses on dispositions are recorded as other income or other expense as incurred.

Real Estate Owned - REO represents foreclosed assets held for sale and is reported at the lower of cost or estimated fair value less estimated selling costs ("realizable value.") At acquisition, write downs to realizable value are charged to the allowance for loan losses. After acquisition, any additional write downs are charged to operations in the period they are identified and are recorded in other expenses on the consolidated statements of income. Costs and expenses related to major additions and improvements are capitalized while maintenance and repairs which do not improve or extend the lives of the respective assets are expensed. Gains and losses on the sale of REO are recognized upon disposition of the property and are recorded in other expenses in the consolidated statements of income.

Income Taxes - The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The provision for deferred income taxes represents the change in deferred income tax assets and liabilities excluding the tax effects of the change in net unrealized gain (loss) on AFS securities and changes in the market value of vested RRP shares.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Certain tax benefits attributable to stock options and RRP shares are credited to additional paid-in capital. The Company will record a valuation allowance to reduce its deferred income tax assets when there is uncertainty regarding the ability to realize their benefit.

The Company adopted the section of Accounting Standards Codification 740 *Income Taxes* related to the accounting for uncertainty in income taxes on October 1, 2007. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. Accruals of interest and penalties related to unrecognized tax benefits are recognized in income tax expense.

Employee Stock Ownership Plan - The funds borrowed by the ESOP from the Company to purchase the Company's common stock are being repaid from the Bank's contributions and dividends paid on unallocated ESOP shares. The shares pledged as collateral are reported as a reduction of stockholders' equity at cost. As ESOP shares are committed to be released from collateral each quarter, the Company records compensation expense based on the average market price of the Company's stock during the quarter. Additionally, the shares become outstanding for earnings per share computations once they are committed to be released.

Stock-based Compensation - At September 30, 2009, the Company had a Stock Option and Incentive Plan (the "Option Plan") and an RRP which are considered share-based payment awards. Compensation expense is recognized over the service period of each share-based payment award. The Company applies a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. On October 1, 2005, the Company adopted the modified prospective method in which compensation cost is recognized over the service period for all awards granted subsequent to the Company's adoption of the modified prospective method, as well as, for the unvested portion of shares outstanding on the adoption date.

Borrowed Funds - The Bank enters into sales of securities under agreements to repurchase with selected brokers ("repurchase agreements"). These agreements are recorded as financing transactions as the Bank maintains effective control over the transferred securities. The dollar amount of the securities underlying the agreements continues to be carried in the Bank's securities portfolio. The obligations to repurchase the securities are reported as a liability in the consolidated balance sheet. The securities underlying the agreements are delivered to the party with whom each transaction is executed. They agree to resell to the Bank the same securities at the maturity of the agreement. The Bank retains the right to substitute similar or like securities throughout the terms of the agreements. The collateral is subject to valuation at current market levels and the Bank may ask for the return of excess collateral or be required to post additional collateral due to market value changes.

The Bank has also obtained advances from FHLB. FHLB advances are secured by certain qualifying mortgage loans pursuant to a blanket collateral agreement with FHLB and all of the capital stock of FHLB owned by the Bank. Per the FHLB lending guidelines, total FHLB borrowings cannot exceed 40% of total Bank assets without pre-approval from the FHLB president.

The Bank is authorized to borrow from the Federal Reserve Bank's "discount window." The Bank had no outstanding Federal Reserve Bank borrowings at September 30, 2009 or 2008.

Derivative Instruments - The Bank uses derivative instruments as a means of managing interest rate risk. Before entering into a derivative instrument, management formally documents its risk management objectives, strategy and the relationship between the hedging instruments and the hedged items. For those derivative instruments that are designated and qualify as hedging instruments, management designates the hedging instrument as either a fair value or cash flow hedge, based upon the exposure being hedged. Both at the inception of the hedge and on an ongoing basis, management evaluates the effectiveness of its hedging relationships in accordance with its risk management policy.

Interest rate swaps are derivative instruments the Bank has used as part of its interest rate risk management strategy. Interest rate swaps are contractual agreements between two parties to exchange interest payments, based on a common notional amount and maturity date. The interest rate swaps in effect for a portion of the year during fiscal year 2008 were designated and qualified as fair value hedges. The Bank assumed no ineffectiveness in the hedging relationship as all of the terms in the interest rate swap agreements matched the terms of the FHLB advances. The Bank accounted for the interest rate swap agreements using the shortcut method, whereby any gain or loss in the fair value of the interest rate swaps was offset by the gain or loss on the hedged FHLB advances.

The Bank may enter into fixed commitments to originate and sell mortgage loans held for sale when the market conditions are appropriate or for risk management purposes, such as instances where holding the loans would increase interest rate or credit risk to levels above which management believes are appropriate for the Bank. Pursuant to clarifying guidance, such commitments are considered derivative instruments. All related derivatives are reported as either assets or liabilities on the balance sheet and are measured at fair value. As of September 30, 2009 and 2008, there were no significant loan-related commitments that met the definition of derivatives or commitments to sell mortgage loans.

Comprehensive Income - Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains and losses on securities AFS, net of tax. Comprehensive income is presented in the consolidated statements of changes in stockholders' equity.

Segment Information - As a community-oriented financial institution, substantially all of the Bank's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the Company's only operating segment for financial reporting purposes.

Earnings Per Share ("EPS") - Basic EPS is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or resulted in the issuance of common stock. These potentially dilutive shares would then be included in the weighted average number of shares outstanding for the period using the treasury stock method. Shares issued and shares reacquired during any period are weighted for the portion of the period that they were outstanding.

In computing both basic and diluted EPS, the weighted average number of common shares outstanding includes the ESOP shares previously allocated to participants and shares committed to be released for allocation to participants and the RRP shares which have vested or have been allocated to participants. ESOP and RRP shares that have not been committed to be released or have not vested are excluded from the computation of basic and diluted EPS.

Public Shares - Shares eligible to receive dividends because of the waiver of dividends by MHC. Public shares represent voting shares less unvested ESOP shares and MHC shares. The following table shows the number of shares eligible to receive dividends ("public shares") because of the waiver of dividends by MHC at September 30, 2009.

Total voting shares outstanding at September 30, 2009	74,099,355
Unvested shares in ESOP	(806,556)
Shares held by MHC	(52,192,817)
Total public shares at September 30, 2009	21,099,982

Recent Accounting Pronouncements - In June 2009, the Financial Accounting Standards Board ("FASB") issued ASC 105, *Generally Accepted Accounting Principles*. This standard establishes the FASB Accounting Standards Codification as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009, which for the Company was September 30, 2009. The adoption of the standard as of September 30, 2009 did not have a material impact on the Company's consolidated financial position or results of operations as it did not alter existing U.S. GAAP. All references to specific U.S. GAAP contained within the consolidated financial statements, notes thereto and information contained in the Company's filings with the SEC have been changed.

In September 2006, the FASB issued ASC 820, *Fair Value Measurements and Disclosures*. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard establishes a fair value hierarchy for the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. No additional fair value measurements are required under this standard. The Company adopted this standard effective October 1, 2008. Since the provisions of the standard are disclosure related, the Company's adoption of this standard did not have an impact on its financial condition or results of operations.

In February 2007, FASB issued ASC 825, *Financial Instruments*. This standard permits an entity to measure certain financial assets and financial liabilities at fair value. The objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. If elected, the standard is effective for fiscal years beginning after November 15, 2007, which for the Company was October 1, 2008. Upon adoption of this standard, the Company elected not to use the fair value option for any financial asset or liability.

In December 2007, the FASB issued ASC 805, *Business Combinations* and ASC 810, *Consolidation*. The standards change the way companies account for business combinations and noncontrolling interests (minority interests in current GAAP.) These standards should both be applied prospectively for fiscal years beginning on or after December 15, 2008, which for the Company is October 1, 2009. However, ASC 810 requires entities to apply the presentation and disclosure requirements retrospectively to comparative financial statements, if presented. Both standards prohibit early adoption. The Company's adoption of the standards is not expected to have a material impact on its financial condition or results of operations.

In March 2008, the FASB issued ASC 815, *Derivatives and Hedging*. The standard requires an entity with derivatives to describe how and why it uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect the entity's financial position, financial performance, and cash flows. This standard was effective for the Company beginning January 1, 2009. The Company's adoption of this standard did not have a material impact on its financial condition or results of operations.

In June 2008, the FASB issued ASC 260, *Earnings per Share*. This standard addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing EPS under the two-class method. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This standard is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, which for the Company is October 1, 2009. Early application is prohibited. The Company's adoption of this standard is not expected to have a material impact on its financial condition, results of operations, cash flow or financial statement disclosures.

In January 2009, the FASB issued ASC 310, *Loans and Debt Securities*. This standard eliminates the requirement that a security holder's best estimate of cash flows be based upon those that "a market participant" would use. Instead, an OTTI should be recognized as a realized loss through earnings when it is probable there has been an adverse change in the security holder's estimated cash flows from previous projections. This treatment is consistent with the impairment model in ASC 320 *Investments – Debt and Equity Securities*. This standard was effective for the Company beginning in the period ended December 31, 2008. The Company's adoption of this standard did not have a material impact on its financial condition or results of operations.

In April 2009, the FASB issued ASC 820, *Fair Value Measurements and Disclosures*. This standard provides additional guidance for estimating fair value in accordance with ASC 820, when the transaction volume and level of market activity for the asset or liability have significantly decreased. This standard also includes guidance on identifying circumstances that indicate a transaction is not orderly. The standard emphasizes that the notation of exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions remains unchanged. The standard was effective for the Company beginning with the quarter ended June 30, 2009. The Company's adoption of the standard did not have a material impact on its financial condition or results of operations.

In April 2009, the FASB issued ASC 320, *Investments – Debt and Equity Securities*. This standard amends the OTTI guidance in U.S. GAAP for debt securities to make it more operational and to improve the presentation and disclosure of OTTI on debt and equity securities. An OTTI exists for a security which has a fair value less than amortized cost if an entity has the intent to sell the impaired security, it is more likely than not that the entity will be required to sell the impaired security before recovery, or if the entity does not expect to recover the entire amortized cost basis of the impaired security. If the entity has the intent to sell the security or it is more likely than not that it will be required to sell the security, the entire impairment (amortized cost basis over fair value) should be recognized in earnings as an impairment. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security, the credit component of the impairment should be recognized in earnings, and the non-credit component should be recognized in other comprehensive income. The standard does not amend existing recognition and measurement guidance related to OTTI of equity securities. The standard expands and increases the frequency of existing disclosures about OTTI for debt and equity securities and requires new disclosures to help users of financial statements understand the significant inputs used in determining credit losses, as well as a rollforward of that amount each period. The standard was effective for the Company beginning with the quarter ended June 30, 2009. The Company's adoption of this standard did not have a material impact on its financial condition or results of operations.

In April 2009, the FASB issued ASC 825, *Financial Instruments*. This standard requires disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This standard also amends ASC 270, *Interim Reporting*, to require those disclosures in summarized financial information at interim reporting periods. The standard requires an entity to disclose in the body or in the accompanying footnotes of its interim financial statements and its annual financial statements the fair value of all financial instruments, whether recognized or not recognized in the consolidated balance sheet. The standard also requires entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments, and to disclose significant changes in methods or assumptions used to estimate fair values. The standard was effective for the Company beginning with the quarter ended June 30, 2009. Since the provisions of the standard are disclosure related, the Company's adoption of this standard did not have an impact on its financial condition or results of operations. See related disclosure in Note 15.

In May 2009, the FASB issued ASC 855, *Subsequent Events*. This standard is intended to assist management in assessing and disclosing subsequent events by establishing general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Financial statements are considered to be available to be issued when they are complete in a form and format that complies with U.S. GAAP and all necessary approvals for issuance, such as from management, the board of directors, and/or significant shareholders, have been obtained. The date through which an entity has evaluated subsequent events and the basis for that date should also be disclosed. Management must perform its assessment of subsequent events for both interim and annual financial reporting periods. The standard was effective for the Company beginning with the quarter ended June 30, 2009. The Company's adoption of the standard did not have a material impact on its financial condition or results of operations. See related disclosure in Note 16.

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 166, *Accounting for Transfers of Financial Assets an Amendment of FASB Statement No. 140*. SFAS No. 166 amends ASC 860, *Transfers of Servicing Assets*. The objective of SFAS No. 166 is to improve the relevance, representational faithfulness, and comparability of the information provided in the financial statements related to the transfer of financial assets; the effects of a transfer on the company's financial position, financial performance and cash flows; and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective for financial asset transfers occurring after the beginning of an entity's first fiscal year that begins after November 15, 2009, which for the Company is October 1, 2010. Early adoption is prohibited. The Company has not yet completed its assessment of the impact of SFAS No. 166.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*. SFAS No. 167 has not been included in the ASC and does not change many of the key principles for determining whether an entity is a variable interest entity consistent with the ASC on "Consolidation." SFAS No. 167 does amend many important provisions of the existing guidance on "Consolidation." SFAS No. 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009, which for the Company is October 1, 2010. Early adoption is prohibited. The Company has not yet completed its assessment of the impact of SFAS No. 167.

2. EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS calculations.

	2009 (1)(2)	2008 (3)	2007 (4)
	(Dollars in thousands)		
Net income	$ 66,298	$ 50,954	$ 32,296
Average common shares outstanding	73,067,880	72,862,705	72,772,859
Average committed ESOP shares outstanding	76,236	76,166	76,236
Total basic average common shares outstanding	73,144,116	72,938,871	72,849,095
Effect of dilutive RRP shares	5,378	5,460	5,902
Effect of dilutive stock options	58,607	68,335	115,391
Total diluted average common shares outstanding	73,208,101	73,012,666	72,970,388
Net EPS			
Basic	$ 0.91	$ 0.70	$ 0.44
Diluted	$ 0.91	$ 0.70	$ 0.44

(1) Options to purchase 72,050 shares of common stock at prices between $38.77 per share and $43.46 per share were outstanding as of September 30, 2009, but were not included in the computation of diluted EPS because they were anti-dilutive for the year ended September 30, 2009.

(2) At September 30, 2009, there were 2,000 unvested RRP shares at $39.95 per share that were excluded from the computation of diluted EPS because they were anti-dilutive for the year ended September 30, 2009.

(3) Options to purchase 31,100 shares of common stock at a price of $38.77 per share were outstanding as of September 30, 2008 but were not included in the computation of diluted EPS because they were anti-dilutive for the year ended September 30, 2008.

(4) Options to purchase 31,500 shares of common stock at a price of $38.77 per share were outstanding as of September 30, 2007 but were not included in the computation of diluted EPS because they were anti-dilutive for the year ended September 30, 2007.

3. SECURITIES

The following tables reflect the amortized cost, estimated fair value, and gross unrealized gains and losses of AFS and HTM securities at September 30, 2009 and 2008. The majority of the securities portfolio is composed of securities issued by U.S. government-sponsored enterprises.

	September 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
AFS:				
U.S. government-sponsored enterprises	$ 228,743	$ 1,132	$ --	$ 229,875
Municipal bonds	2,668	131	--	2,799
Trust preferred securities	3,774	--	1,664	2,110
MBS	1,334,357	55,552	698	1,389,211
	1,569,542	56,815	2,362	1,623,995
HTM:				
U.S. government-sponsored enterprises	175,394	535	--	175,929
Municipal bonds	70,526	2,514	40	73,000
MBS	603,256	24,645	72	627,829
	849,176	27,694	112	876,758
	$ 2,418,718	$ 84,509	$ 2,474	$ 2,500,753

	September 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
AFS:				
U.S. government-sponsored enterprises	$ 45,155	$ --	$ 967	$ 44,188
Municipal bonds	2,686	61	4	2,743
Trust preferred securities	3,859	--	1,204	2,655
MBS	1,491,536	3,940	11,421	1,484,055
	1,543,236	4,001	13,596	1,533,641
HTM:				
U.S. government-sponsored enterprises	37,397	19	647	36,769
Municipal bonds	55,376	408	342	55,442
MBS	750,284	2,105	8,625	743,764
	843,057	2,532	9,614	835,975
	$ 2,386,293	$ 6,533	$ 23,210	$ 2,369,616

The following table presents the taxable and non-taxable components of interest income on investment securities for the fiscal years ended September 30, 2009, 2008 and 2007.

	2009	2008	2007
	(Dollars in thousands)		
Taxable	$ 3,526	$ 8,313	$30,444
Non-taxable	2,007	1,604	405
	$ 5,533	$ 9,917	$30,849

The following tables summarize the estimated fair value and gross unrealized losses of those securities on which an unrealized loss at September 30, 2009 and 2008 was reported and the continuous unrealized loss position for the 12 months prior to September 30, 2009 and 2008 or for a shorter period of time, as applicable.

	September 30, 2009					
	Less Than 12 Months			Equal to or Greater Than 12 Months		
	Count	Estimated Fair Value	Unrealized Losses	Count	Estimated Fair Value	Unrealized Losses
	(Dollars in thousands)					
AFS:						
Trust preferred securities	--	$ --	$ --	1	$ 2,110	$ 1,664
MBS	16	57,157	600	37	15,804	98
	16	$ 57,157	$ 600	38	$ 17,914	$ 1,762
HTM:						
Municipal bonds	4	$ 1,930	$ 36	1	$ 495	$ 4
MBS	3	5,563	26	4	11,043	46
	7	$ 7,493	$ 62	5	$ 11,538	$ 50

	September 30, 2008					
	Less Than 12 Months			Equal to or Greater Than 12 Months		
	Count	Estimated Fair Value	Unrealized Losses	Count	Estimated Fair Value	Unrealized Losses
	(Dollars in thousands)					
AFS:						
U.S. government-sponsored enterprises	2	$ 44,189	$ 967	--	$ --	$ --
Municipal bonds	2	491	4	--	--	--
Trust preferred securities	1	2,655	1,204	--	--	--
MBS	150	956,968	10,191	62	51,515	1,230
	155	$1,004,303	$ 12,366	62	$ 51,515	$ 1,230
HTM:						
U.S. government-sponsored enterprises	1	$ 24,353	$ 647	--	$ --	$ --
Municipal bonds	47	24,522	342	--	--	--
MBS	42	417,400	5,004	30	166,807	3,621
	90	$ 466,275	$ 5,993	30	$ 166,807	$ 3,621

On a quarterly basis, management conducts a formal review of securities for the presence of OTTI. Management assesses whether an OTTI is present when the fair value of a security is less than its amortized cost basis at the balance sheet date. For such securities, OTTI is considered to have occurred if the Company intends to sell the security, if it is more likely than not the Company will be required to sell the security before recovery of its amortized cost basis or if the present value of expected cash flows is not sufficient to recover the entire amortized cost.

The unrealized losses at September 30, 2009 and 2008 are primarily a result of increases in market yields from the time of purchase. In general, as market yields rise, the fair value of securities will decrease; as market yields fall, the fair value of securities will increase. Management generally views changes in fair value caused by changes in interest rates as temporary; therefore, these securities have not been classified as other-than-temporarily impaired. Additionally, the impairment is also considered temporary because scheduled coupon payments have been made, it is anticipated that the entire principal balance will be collected as scheduled, and management does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before the recovery of the remaining amortized cost amount, which could be at maturity.

The amortized cost and estimated fair value of securities by remaining contractual maturity without consideration for call features or pre-refunding dates as of September 30, 2009 are shown below. Actual maturities of MBS may differ from contractual maturities because borrowers have the right to call or prepay obligations, generally without penalties. Maturities of MBS depend on the repayment characteristics and experience of the underlying financial instruments.

	AFS		**HTM**		**Total**	
	Amortized Cost	**Estimated Fair Value**	**Amortized Cost**	**Estimated Fair Value**	**Amortized Cost**	**Estimated Fair Value**
			(Dollars in thousands)			
One year or less	$ --	$ --	$ 247	$ 251	$ 247	$ 251
One year through five years	229,118	230,260	196,386	197,492	425,504	427,752
Five years through ten years	97, 211	103,487	371,221	389,827	468, 432	493,314
Ten years and thereafter	1,243,213	1,290,248	281,322	289,188	1,524,535	1,579,436
	$ 1,569, 542	$ 1,623,995	$ 849,176	$ 876,758	$ 2,418, 718	$ 2,500,753

Issuers of certain investment securities have the right to call and prepay obligations with or without prepayment penalties. As of September 30, 2009, the amortized cost of the securities in our portfolio which are callable or have pre-refunding dates within one year totaled $334.1 million.

As of September 30, 2009 and 2008, the Bank has pledged AFS and HTM MBS with an amortized cost of $764.4 million and $744.7 million, respectively, and an estimated fair value of $797.0 million and $742.7 million, respectively, as collateral for the repurchase agreements. The securities pledged as collateral for the repurchase agreements can be repledged by the counterparties. As of September 30, 2009 and 2008, the Bank also had pledged AFS and HTM MBS with an amortized cost of $193.6 million and $59.1 million, respectively, and an estimated fair value of $202.8 million and $58.2 million, respectively, as collateral for public unit depositors and the Federal Reserve Bank.

During the year ended September 30, 2007, proceeds from the sale of securities from the trading portfolio totaled $389.2 million, resulting in gross realized gains of $2.8 million and gross realized losses of $1.7 million. Also during the year ended September 30, 2007, proceeds from the sale of AFS securities totaled $15.2 million, resulting in a gross loss of $47 thousand. The gross realized gains and losses are included in gains on securities and loans receivable, net in the consolidated statements of income. All dispositions of securities during 2009 and 2008 were the result of principal repayments or maturities.

4. LOANS RECEIVABLE and ALLOWANCE FOR LOAN LOSSES

Loans receivable, net at September 30, 2009 and 2008 is summarized as follows:

	2009	2008
	(Dollars in thousands)	
Mortgage loans:		
Residential - one- to four-family	$ 5,321,935	$ 5,026,358
Multi-family and commercial	80,493	56,081
Construction and development	39,535	85,178
	5,441,963	5,167,617
Other loans:		
Home equity	195,557	202,956
Other	9,430	9,272
	204,987	212,228
Less:		
Undisbursed loan funds	(20,649)	(43,186)
Allowance for loan losses	(10,150)	(5,791)
Unearned loan fees and deferred costs	(12,186)	(10,088)
	$ 5,603,965	$ 5,320,780

Originating and purchasing loans secured by one- to four-family mortgage loans on residential properties is the Bank's primary business, resulting in a loan concentration in residential first mortgage loans. As a result of the Bank's lending practices, the Bank also has a concentration of loans secured by real property located in Kansas and Missouri. At September 30, 2009 and 2008, approximately 70% and approximately 15% of the Bank's loans were located in Kansas and Missouri, respectively.

The Bank originated $15.3 million, $975 thousand, and $16.7 million of commercial real estate and business loans during the years ended September 30, 2009, 2008, and 2007, respectively.

The Bank is subject to numerous lending-related regulations. Under the Financial Institutions Reform, Recovery, and Enforcement Act, the Bank may not make real estate loans to one borrower in excess of the greater of 15% of its unimpaired capital and surplus or $500 thousand. As of September 30, 2009, the Bank was in compliance with this limitation.

Aggregate loans to executive officers, directors and their associates did not exceed 5% of stockholders' equity as of September 30, 2009 and 2008. Such loans were made under terms and conditions substantially the same as loans made to parties not affiliated with the Bank.

As of September 30, 2009 and 2008, the Bank serviced loans for others aggregating approximately $576.0 million and $623.0 million, respectively. Such loans are not included in the accompanying consolidated balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income includes servicing fees withheld from investors and certain charges collected from borrowers, such as late payment fees. The Bank held borrowers' escrow balances on loans serviced for others of $7.9 million and $8.4 million as of September 30, 2009 and 2008, respectively.

As of September 30, 2009, 2008, and 2007, loans totaling approximately $30.9 million, $13.7 million, and $7.4 million, respectively, were on nonaccrual status. Gross interest income would have increased by $603 thousand, $178 thousand, and $101 thousand for the years ended September 30, 2009, 2008, and 2007, respectively, if these nonaccrual status loans were not classified as such. The decline in the housing and real estate markets, as well as the overall economic environment, contributed to an increase in the balance of nonaccrual loans at September 30, 2009 compared to September 30, 2008 and 2007.

Management considers all non-accrual loans and troubled debt restructurings that have not been performing satisfactorily under the new terms for 12 consecutive months to be impaired loans. The following is a summary of information pertaining to impaired loans.

	2009	2008
	(Dollars in thousands)	
Impaired loans without a specific valuation allowance	$ 19,052	$ 7,646
Impaired loans with a specific valuation allowance	22,347	6,020
	$ 41,399	$ 13,666
Specific valuation allowance related to impaired loans	$ 4,596	$ 758

	2009	2008	2007
	(Dollars in thousands)		
Average investment in impaired loans	$ 25,156	$ 10,878	$ 6,606
Interest income recognized on impaired loans	$ 473	$ 150	$ 111

No additional principal is committed to be advanced in connection with impaired loans.

At September 30, 2009, 2008, and 2007, loans totaling $10.8 million, $918 thousand, and $230 thousand, respectively, were troubled debt restructurings.

Continued declines in real estate values could adversely impact the property used as collateral for the Bank's loans. Adverse changes in the economy and increasing unemployment rates may have a negative effect on the ability of the Bank's borrowers to make timely loan payments, which would likely increase delinquencies and have an adverse impact on the Bank's earnings. Further increases in delinquencies will decrease net interest income and will likely adversely impact the Bank's loan loss experience, resulting in an increase in the Bank's allowance for loan losses and provision for loan losses. Although management believes the allowance for loan losses was at an adequate level to absorb known and inherent losses in the loan portfolio at September 30, 2009, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term changes. Additions to the allowance for loan losses may be necessary if future economic and other conditions differ substantially from the current environment.

A summary of the activity in the allowance for loan losses for the years ended September 30, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	(Dollars in thousands)		
Balance at beginning of year	$ 5,791	$ 4,181	$ 4,433
Provision (recovery) charged to expense	6,391	2,051	(225)
Charge-offs:			
Residential - one- to-four units	(2,007)	(407)	(8)
Home equity	(1)	(2)	(3)
Other	(24)	(32)	(16)
Total charge-offs	(2,032)	(441)	(27)
Recoveries	--	--	--
Balance at end of year	$ 10,150	$ 5,791	$ 4,181

5. PREMISES AND EQUIPMENT, Net

A summary of the net carrying value of banking premises and equipment at September 30 is as follows:

	2009	2008
	(Dollars in thousands)	
Land	$ 7,866	$ 7,618
Building and improvements	40,167	31,027
Furniture, fixtures and equipment	35,874	32,419
	83,907	71,064
Less accumulated depreciation	(46,198)	(41,190)
	$ 37,709	$ 29,874

Depreciation and amortization expense for the years ended September 30, 2009, 2008, and 2007 was $5.1 million, $5.4 million, and $4.5 million, respectively.

The Bank has entered into non-cancelable operating lease agreements with respect to banking premises and equipment. It is expected that many agreements will be renewed at expiration in the normal course of business. Rental expense was $1.2 million, $1.2 million, and $1.1 million for the years ended September 30, 2009, 2008, and 2007, respectively. Future minimum rental commitments, rounded to the nearest thousand, required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows (dollars in thousands):

2010	$ 1,129
2011	990
2012	861
2013	748
2014	706
Thereafter	8,334
	$ 12,768

6. DEPOSITS

Deposits at September 30, 2009 and 2008 are summarized as follows:

	2009			2008		
	Amount	Weighted Average Rate	% of Total	Amount	Weighted Average Rate	% of Total
	(Dollars in thousands)					
Non-certificates:						
Checking	$ 439,975	0.17%	10.4%	$ 400,461	0.21%	10.2%
Savings	226,396	0.66	5.4	232,103	1.51	5.9
Money market	848,157	0.82	20.1	772,323	1.48	19.7
Total non-certificates	1,514,528	0.61	35.9	1,404,887	1.12	35.8
Certificates of deposit:						
0.00 – 0.99%	78,036	0.55	1.8	114	0.59	--
1.00 – 1.99%	254,846	1.55	6.0	7,426	1.98	0.2
2.00 – 2.99%	971,605	2.42	23.0	413,102	2.78	10.5
3.00 – 3.99%	848,991	3.45	20.1	935,470	3.39	23.8
4.00 – 4.99%	326,087	4.41	7.7	747,612	4.52	19.1
5.00 – 5.99%	233,572	5.17	5.5	414,347	5.17	10.6
6.00 – 6.99%	944	6.48	--	925	6.47	--
Total certificates of deposit	2,714,081	3.09	64.1	2,518,996	3.91	64.2
	$ 4,228,609	2.20%	100.0%	$ 3,923,883	2.91%	100.0%

As of September 30, 2009, certificates of deposit mature as follows:

	Amount	Weighted Average Rate
	(Dollars in thousands)	
2010	$ 1,634,399	2.97%
2011	609,704	3.15
2012	333,648	3.49
2013	115,465	3.22
2014	19,744	3.15
Thereafter	1,121	3.61
	$ 2,714,081	3.09%

The amount of noninterest-bearing deposits was $71.7 million and $66.8 million as of September 30, 2009 and 2008, respectively. Certificates of deposit with a minimum denomination of $100 thousand were $790.8 million and $686.3 million as of September 30, 2009 and 2008, respectively. The aggregate amount of deposits that were reclassified as loans receivable due to customer overdrafts was $235 thousand and $296 thousand as of September 30, 2009 and 2008, respectively.

7. BORROWED FUNDS

At September 30, 2009, the Company's borrowed funds consisted of FHLB advances and other borrowings. Included in other borrowings are repurchase agreements and Junior Subordinated Deferrable Interest Debentures (the "Debentures").

FHLB Advances – FHLB advances at September 30, 2009 and 2008 comprised of the following:

	2009	2008
	(Dollars in thousands)	
Fixed-rate FHLB advances	$ 2,426,000	$ 2,446,000
Deferred prepayment penalty	(34,227)	--
Deferred gain on terminated interest rate swaps	797	1,129
	$ 2,392,570	$ 2,447,129
Weighted average contractual interest rate on FHLB advances	3.79%	4.77%
Weighted average effective interest rate on FHLB advances (1)	4.13%	4.75%

(1) The effective rate includes the net impact of the amortization of deferred prepayment penalties related to the prepayment of certain FHLB advances and deferred gains related to the termination of interest rate swaps.

During the first quarter of fiscal year 2008, management terminated interest rate swap agreements with total notional amounts of $575.0 million. As a result of the termination, the Bank received cash proceeds of $1.7 million and recorded a deferred gain for the proceeds. The gain is being amortized to interest expense on FHLB advances over the remaining life of the FHLB advances that were originally hedged by the terminated interest rate swap agreements. The Bank had no interest rate swap agreements outstanding at September 30, 2009 or 2008.

During fiscal year 2009, the Bank prepaid $875.0 million of fixed-rate FHLB advances with a weighted average interest rate of 5.65% and a weighted average remaining term to maturity of 11 months. The prepaid FHLB advances were replaced with $875.0 million of fixed-rate FHLB advances, with a weighted average contractual interest rate of 3.41% and an average term of 69 months. The Bank paid a $38.4 million penalty to the FHLB as a result of prepaying the FHLB advances. The prepayment penalty was deferred as an adjustment to the carrying value of the new advances as the new FHLB advances were not "substantially different," from the prepaid FHLB advances. The present value of the cash flows under the terms of the new FHLB advances was not more than 10% different from the present value of the cash flows under the terms of the prepaid FHLB advances (including the prepayment penalty) and there were no embedded conversion options in the prepaid FHLB advances or in the new FHLB advances. The prepayment penalty effectively increased the interest rate on the new advances 96 basis points at the time of the transaction. The deferred prepayment penalty will be recognized in interest expense over the life of the new FHLB advances. The benefit of prepaying the advances was an immediate decrease in interest expense, and a decrease in interest rate sensitivity, as the maturities of the refinanced advances were extended at a lower rate.

The FHLB advances are secured by certain qualifying mortgage loans pursuant to a blanket collateral agreement with the FHLB and all of the capital stock of FHLB owned by the Bank. Per the FHLB's lending guidelines, total FHLB borrowings cannot exceed 40% of total Bank assets without the pre-approval of the FHLB president. At September 30, 2009, the Bank's ratio of FHLB advances to total assets, as reported to the OTS, was 28%.

At September 30, 2009, the Bank had access to a line of credit with the FHLB. In December 2009, the line of credit is expected to be renewed automatically by the FHLB for a one year period. At September 30, 2009, there were no borrowings on the FHLB line of credit. Any borrowings on the line of credit would be included in total FHLB borrowings in calculating the ratio of FHLB borrowings to total Bank assets, which generally could not exceed 40% of total Bank assets at September 30, 2009.

Other Borrowings –The following summarizes the components of other borrowings as of September 30, 2009 and 2008:

	2009		2008	
	Amount	Weighted Average Contractual Rate	Amount	Weighted Average Contractual Rate
	(Dollars in thousands)			
Repurchase agreements	$ 660,000	3.97%	$ 660,000	3.97%
Debentures	53,609	3.26	53,581	5.54
	$ 713,609	3.91%	$ 713,581	4.09%

Repurchase Agreements - During fiscal year 2008, the Bank entered into repurchase agreements totaling $660.0 million. Repurchase agreements are made at mutually agreed upon terms between counterparties and the Bank. The use of repurchase agreements allows for the diversification of funding sources and the use of securities that were not being leveraged as collateral. The Bank has pledged MBS with a fair value of $797.0 million at September 30, 2009 as collateral for the repurchase agreements.

Debentures - The Company has established a Delaware statutory trust, Capitol Federal Financial Trust I (the "Trust"), of which the Company owns 100% of the common securities, or slightly more than 3% of the Trust ("Trust Common Securities"). The Trust was formed for the purpose of issuing Company obligated mandatorily redeemable preferred securities ("Trust Preferred Securities"). Outside investors own 100% of the Trust Preferred Securities, or slightly less than 97% of the Trust. The Trust issued $53.6 million of Trust Preferred Securities. The Company purchased $1.6 million of the Trust Common Securities which are reported in Other Assets in the September 30, 2009 and 2008 consolidated balance sheet. When the Trust Preferred and Trust Common Securities were issued, the Trust used the proceeds to purchase a like amount of Debentures of the Company. The Debentures bear the same terms and interest rates as the Trust Preferred and Trust Common Securities. Interest is due quarterly in January, April, July and October until the maturity date of April 7, 2034. The interest rate, which resets at each interest payment, is based upon the three month LIBOR rate plus 275 basis points. Principal is due at maturity. The Debentures were callable, in part or whole, beginning on April 7, 2009, at par. Any such redemption of the Debentures by the Company will cause redemption of a like amount of the Trust Preferred and Trust Common Securities by the Trust. The Company has guaranteed the obligations of the Trust. The Trust is not included in the consolidated financial statements. The Debentures are the sole assets of the Trust. There are certain covenants of the Debentures that the Company is required to comply with. These covenants include a prohibition on cash dividends in the event of default or if the Company elects to defer the payment of interest on the Debentures, annual certifications to the Trust and other covenants related to the payment of interest and principal and maintenance of the Trust. The Company was in compliance with all covenants at September 30, 2009.

Maturity of Borrowed Funds – At September 30, 2009, the FHLB advances, repurchase agreements and Debentures mature as follows:

	FHLB Advances Amount	Repurchase Agreements Amount	Debentures Amount	Total Borrowings Amount	Weighted Average Contractual Rate	Weighted Average Effective Rate
	(Dollars in thousands)					
2010	$ 350,000	$ 45,000	$ --	$ 395,000	4.33%	4.33%
2011	276,000	200,000	--	476,000	4.42	4.42
2012	350,000	150,000	--	500,000	3.67	3.67
2013	525,000	145,000	--	670,000	3.74	4.00
2014	450,000	100,000	--	550,000	3.33	3.96
Thereafter	475,000	20,000	53,609	548,609	3.66	4.19
	$ 2,426,000	$ 660,000	$ 53,609	$ 3,139,609	3.82%	4.08%

Of the $350.0 million FHLB advances maturing in fiscal year 2010, $100.0 million is due in the third quarter of fiscal year 2010 and $250.0 million is due in the fourth quarter of fiscal year 2010. The $45.0 million of repurchase agreements maturing in fiscal year 2010 are due in the fourth quarter of fiscal year 2010.

8. INCOME TAXES

Income tax expense for the years ended September 30, 2009, 2008, and 2007 consisted of the following:

	2009	2008	2007
	(Dollars in thousands)		
Current:			
Federal	$ 32,590	$ 19,523	$ 1,563
State	2,788	1,518	333
	35,378	21,041	1,896
Deferred:			
Federal	3,285	7,556	17,328
State	263	604	1,386
	3,548	8,160	18,714
	$ 38,926	$ 29,201	$ 20,610

Income tax expense has been provided at effective rates of 37.0%, 36.4%, and 39.0% for the years ended September 30, 2009, 2008, and 2007, respectively. The differences between such effective rates and the statutory Federal income tax rate computed on income before income tax expense result from the following:

	2009		2008		2007	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Federal income tax expense computed at statutory Federal rate	$ 36,828	35.0 %	$ 28,054	35.0 %	$ 18,517	35.0 %
Increases in taxes resulting from:						
State taxes, net of Federal tax effect	3,051	2.9	2,122	2.6	1,719	3.3
Other	(953)	(0.9)	(975)	(1.2)	374	0.7
	$ 38,926	37.0 %	$ 29,201	36.4 %	$ 20,610	39.0 %

Deferred income tax expense results from temporary differences in the recognition of revenue and expenses for tax and financial statement purposes. The sources of these differences and the tax effect of each as of September 30, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
	(Dollars in thousands)		
FHLB prepayment penalty	$ 4,601	$ 10,586	$ 21,225
FHLB stock dividends	694	(1,901)	(440)
Allowance for loan losses	(1,628)	(611)	117
Other, net	(119)	86	(2,188)
	$ 3,548	$ 8,160	$ 18,714

The components of the net deferred income tax (liabilities) assets as of September 30, 2009 and 2008 are as follows:

	2009	2008
	(Dollars in thousands)	
Deferred income tax assets:		
FHLB prepayment penalty	$ 1,283	$ 5,884
Unrealized loss on AFS securities	--	3,627
Salaries and employee benefits	1,259	1,567
Allowance for loan losses	1,895	267
ESOP compensation	887	977
Other	2,401	2,018
Gross deferred income tax assets	7,725	14,340
Valuation allowance	(261)	(241)
Gross deferred income tax asset, net of valuation allowance	7,464	14,099
Deferred income tax liabilities:		
Unrealized gain on AFS securities	20,583	--
FHLB stock dividends	15,190	14,496
Other	2,661	2,826
Gross deferred income tax liabilities	38,434	17,322
Net deferred tax liabilities	$ (30,970)	$ (3,223)

The Company assesses the available positive and negative evidence surrounding the recoverability of the deferred tax assets and applies its judgment in estimating the amount of valuation allowance necessary under the circumstances. As of September 30, 2009 and 2008, the Company recorded a valuation allowance of $261 thousand and $241 thousand, respectively, related to net operating losses generated by the Company's consolidated Kansas corporate income tax return. The Company's consolidated Kansas corporate income tax return includes MHC, the Company, and Capitol Funds, Inc., as the Bank files a Kansas privilege tax return. Based on the nature of operations of the noted entities, management believes there will not be sufficient taxable income for the foreseeable future on the Company's consolidated Kansas corporate income tax return to utilize the net operating losses.

The Company adopted the section of ASC 740 *Income Taxes* related to the accounting for uncertainty in income taxes on October 1, 2007. This section of ASC 740 prescribes a process by which the likelihood of a tax position is gauged based upon the technical merits of the position, and then a subsequent measurement relates the maximum benefit and the degree of likelihood to determine the amount of benefit to recognize in the financial statements.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended September 30, 2009 and 2008 is as follows. The amounts have not been reduced by the federal deferred tax effects of unrecognized tax benefits.

	2009	2008
	(Dollars in thousands)	
Balance at beginning of year	$ 2,409	$ 3,773
Additions for tax positions related to the current year	109	--
Additions for tax positions of prior years	888	130
Reduction for tax positions of prior years	--	(915)
Reductions relating to settlement with taxing authorities	(97)	--
Lapse of statute of limitations	(461)	(579)
Balance at end of year	$ 2,848	$ 2,409

Included in the unrecognized tax benefits above were accrued penalties and interest of $763 thousand and $609 thousand for the years ended September 30, 2009 and 2008, respectively. Estimated penalties and interest for the years ended September 30, 2009 and 2008 were $87 thousand and $81 thousand which are included in income tax expense in the consolidated statements of income. Interest income related to state and federal tax return refunds for the year ended September 30, 2008 was $235 thousand which is included in other income in the consolidated statements of income. It is reasonably possible that decreases in gross unrecognized tax benefits totaling $2.6 million may occur in fiscal year 2010 as a result of a lapse in the applicable statute of limitations. If realized, the unrecognized tax benefits at September 30, 2009 would impact the effective tax rate. After the related deferred tax effects, realization of those benefits would reduce income tax expense by $472 thousand.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Kansas, as well as other states where it has nexus. In many cases, uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. With few exceptions, the Company is no longer subject to U.S. federal and state examinations by tax authorities for fiscal years before 2006.

9. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan ("PIT") and a Stock Ownership Plan ("ESOP"). The plans cover all employees with a minimum of one year of service, at least age 21, and at least 1,000 hours of employment in each plan year.

Profit Sharing Plan – The PIT provides for two types of discretionary contributions. The first type is an optional Bank contribution and may be 0% or any percentage above that, as determined by the board of directors, of an eligible employee's eligible compensation during the fiscal year. The second contribution may be 0% or any percentage above that, as determined by the board of directors, of an eligible employee's eligible compensation during the fiscal year if the employee matches 50.0% (on an after-tax basis) of the Bank's second contribution. The PIT qualifies as a thrift and profit sharing plan for purposes of Internal Revenue Codes 401(a), 402, 412, and 417. Total Bank contributions to the PIT amounted to $102 thousand, $93 thousand, and $89 thousand for the years ended September 30, 2009, 2008, and 2007, respectively.

ESOP – The ESOP Trust acquired 3,024,574 shares of common stock in the Company's initial public offering with proceeds from a loan from the Company. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company.

The loan referenced above bears interest at a fixed-rate of 5.80% with interest payable annually and future principal and interest payable in four remaining fixed installments, as of September 30, 2009, of $3.0 million. Payments of $3.0 million consisting of principal of $2.3 million, $2.1 million, and $2.0 million and interest of $700 thousand, $900 thousand, and $1.0 million were made on September 30, 2009, 2008, and 2007, respectively. The loan is secured by the shares of Company stock purchased.

As the debt is repaid, 201,638 shares are released from collateral annually at September 30 and allocated to qualified employees based on the proportion of their qualifying compensation to total qualifying compensation. As ESOP shares are committed to be released from collateral, the Company records compensation expense. Compensation expense related to the ESOP was $7.9 million for the year ended September 30, 2009 and $7.5 million for each of the years ended September 30, 2008 and 2007. Dividends on unallocated ESOP shares are recorded as a reduction of debt, up to a total of $3.0 million.

During the years ended September 30, 2009, 2008, and 2007, the Bank paid $863 thousand, $571 thousand, and $41 thousand, respectively, of the ESOP debt payment because dividends on unallocated shares were insufficient to pay the scheduled debt payment as they had been in previous years. Dividends paid to participants on allocated ESOP shares were $3.3 million for the year ended September 30, 2009 and $2.9 million for the years ended September 30, 2008 and 2007.

Participants have the option to receive the dividends in cash or leave the dividend in the ESOP. Dividends are reinvested in Company stock for those participants who choose to leave their dividends in the ESOP or who do not make an election. The purchase of Company stock for reinvestment of dividends is made in the open market on or about the date of the cash disbursement to the participants who opt to take dividends in cash.

Shares may be withdrawn from the ESOP Trust due to retirement, termination or death of the participant. Following is a summary of shares held in the ESOP Trust as of September 30, 2009 and 2008:

	2009	2008
	(Dollars in thousands)	
Allocated ESOP shares	1,751,474	1,604,939
Unreleased ESOP shares	806,556	1,008,194
Total ESOP shares	2,558,030	2,613,133
Fair value of unreleased ESOP shares	$ 26,552	$ 44,693

10. STOCK BASED COMPENSATION

At September 30, 2009, the Company had a Stock Option and Incentive Plan and an RRP which are considered share-based plans. Compensation expense is recognized over the service period of the share-based payment award. The Company utilizes a fair-value-based measurement method in accounting for the share-based payment transactions with employees, except for equity instruments held by employee share ownership plans.

Stock Option Plan – The purpose of the Option Plan is to provide additional incentive to certain officers, directors and key employees by facilitating their purchase of a stock interest in the Company. Pursuant to the Option Plan, subject to adjustment as described below, 3,780,718 shares of common stock were reserved for issuance by the Company upon exercise of stock options granted to officers, directors and employees of the Company and the Bank from time to time under the Option Plan. The Company may issue both incentive and nonqualified stock options under the Option Plan. The Company may also award stock appreciation rights under the Option Plan, although to date no stock appreciation rights have been awarded under the Option Plan. The incentive stock options expire no later than ten years and the nonqualified stock options expire no later than fifteen years from the date of grant. The date on which the options are first exercisable is determined by the Stock Benefits Committee ("sub-committee"), a sub-committee of the Compensation Committee ("committee") of the board of directors. The vesting period of the options generally ranges from three to five years. The option price is equal to the market value at the date of the grant as defined by the Option Plan.

Under the Option Plan, incentive stock options may not be granted after April 2010 and nonqualified stock options may not be granted after April 2015. At September 30, 2009, the Company had 1,303,915 shares available for future grants under the Option Plan. This includes 1,044,380 shares added back to the Option Plan through the reload feature of the plan, which provides that the maximum number of shares with respect to which awards may be made under the plan shall be increased by (i) the number of shares of common stock repurchased by the Company with an aggregate price no greater than the cash proceeds received by the Company from the exercise of options under the Option Plan; and (ii) the number of shares surrendered to the Company in payment of the exercise price of options granted under the Option Plan.

The Option Plan is administered by the sub-committee, which selects the employees and non-employee directors to whom options are to be granted and the number of shares to be granted. The exercise price may be paid in cash, shares of the common stock, or a combination of both. The option price may not be less than 100% of the fair market value of the shares on the date of the grant. In the case of any employee who is granted an incentive stock option who owns more than 10% of the outstanding common stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of five years from the grant date. Historically, the Company has issued shares held in treasury upon the exercise of stock options.

The fair value of stock option grants are estimated on the date of the grant using the Black-Scholes option pricing model. The weighted average grant-date fair value of stock options granted during the fiscal years ended September 30, 2009, 2008, and 2007 was $5.03, $3.20 and $5.61 per share, respectively. Compensation expense attributable to stock options awards during the year ended September 30, 2009, 2008 and 2007 totaled $281 thousand ($240 thousand, net of tax), $323 thousand ($205 thousand, net of tax), and $294 thousand ($179 thousand, net of tax), respectively. The following weighted average assumptions were used for valuing stock option grants for the years noted:

	2009	2008	2007
Risk-free interest rate	2.1%	3.2%	4.8%
Expected life (years)	4	5	6
Expected volatility	24%	22%	21%
Dividend yield	4.8%	6.2%	5.2%
Estimated forfeitures	10.5%	3.0%	6.2%

The risk-free interest rate was determined using the yield available on the option grant date for a zero-coupon U.S. Treasury security with a term equivalent to the expected life of the option. The expected life for options granted during the year ended September 30, 2009 and 2008 was based upon historical experience. The expected life for options granted during the year ended September 30, 2007 represents the period the option is expected to be outstanding and was determined by applying the simplified method. The expected volatility was determined using historical volatilities based on historical stock prices. The dividend yield was determined based upon historical quarterly dividends and the Company's stock price on the option grant date. Estimated forfeitures were determined based upon voluntary termination behavior and actual option forfeitures.

A summary of option activity for the years ended September 30, 2009, 2008 and 2007 follows:

	2009		2008		2007	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of year:	403,322	$ 29.66	382,855	$ 28.13	668,457	$ 20.43
Granted	41,750	42.05	56,500	32.19	34,000	38.77
Forfeited	--	--	(100)	25.66	(8,967)	29.37
Exercised	(73,050)	18.31	(35,933)	17.34	(310,635)	12.69
Options outstanding at end of year	372,022	$ 33.28	403,322	$ 29.66	382,855	$ 28.13

Shares issued upon the exercise of stock options are issued from treasury stock. The Company has an adequate number of treasury shares available for sale for future stock option exercises.

During the years ended September 30, 2009, 2008, and 2007, the total pretax intrinsic value of stock options exercised was $1.7 million, $755 thousand, and $8.1 million, respectively, and the tax benefits realized from the exercise of stock options were $515 thousand, $114 thousand, and $2.6 million, respectively. The fair value of stock options vested during the year ended September 30, 2009, 2008, and 2007 was $297 thousand, $281 thousand, and $338 thousand, respectively.

The following summarizes information about the stock options outstanding and exercisable as of September 30, 2009:

	Options Outstanding			
Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
	(Dollars in thousands, except per share amounts)			
$9.22	19,381	1.55	$ 9.22	$ 459
14.03 - 19.68	4,291	1.68	18.13	63
25.66 - 28.78	2,500	2.92	26.91	15
30.19 - 38.77	320,350	8.92	34.18	123
43.46	25,500	9.08	43.46	--
	372,022	8.42	$ 33.28	$ 660

	Options Exercisable			
Exercise Price	Number of Options Exercisable	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
	(Dollars in thousands, except per share amounts)			
$9.22	19,381	1.55	$ 9.22	$ 459
14.03 - 19.68	4,291	1.68	18.13	63
25.66 - 28.78	2,500	2.92	26.91	15
30.19 - 38.77	232,450	8.91	34.05	90
43.46	5,100	9.08	43.46	--
	263,722	8.19	$ 32.08	$ 627

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price of $32.92 as of September 30, 2009, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of September 30, 2009 was 141,272.

As of September 30, 2009, the total future compensation cost related to non-vested stock options not yet recognized in the consolidated statements of income was $283 thousand and the weighted average period over which these awards are expected to be recognized was 2.2 years.

Recognition and Retention Plan – The objective of the RRP is to enable the Company and the Bank to retain personnel of experience and ability in key positions of responsibility. Employees and directors of the Bank are eligible to receive benefits under the RRP at the sole discretion of the sub-committee. The total number of shares originally eligible to be granted under the RRP was 1,512,287. At September 30, 2009, the Company had 163,487 shares available for future grants under the RRP. The RRP expires in April 2015. No additional grants may be made after expiration, but outstanding grants continue until they are individually exercised, forfeited, or expire.

Compensation expense in the amount of the fair market value of the common stock at the date of the grant, as defined by the RRP, to the employee is recognized over the period during which the shares vest. Compensation expense attributable to RRP awards during the years ended September 30, 2009, 2008 and 2007 totaled $323 thousand ($204 thousand, net of tax), $399 thousand ($253 thousand, net of tax), and $375 thousand ($229 thousand, net of tax), respectively. A recipient of such restricted stock will be entitled to all voting and other stockholder rights (including the right to receive dividends on vested and non-vested shares), except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in escrow by the Company. If a holder of such restricted stock terminates employment for reasons other than death or disability, the employee forfeits all rights to the non-vested shares under restriction. If the participant's service terminates as a result of death, disability, or if a change in control of the Bank occurs, all restrictions expire and all non-vested shares become unrestricted. A summary of RRP share activity for the years ended September 30, 2009, 2008 and 2007 follows:

	2009		2008		2007	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested RRP shares at beginning of year:	23,200	$ 33.68	24,300	$ 34.46	30,800	$ 33.37
Granted	2,500	39.95	10,000	32.26	5,000	38.77
Vested	(10,600)	34.20	(11,100)	34.12	(11,100)	33.35
Forfeited	--	--	--	--	(400)	35.42
Unvested RRP shares at end of year	15,100	$ 34.35	23,200	$ 33.68	24,300	$ 34.46

The estimated forfeiture rate for the RRP shares granted during the year ended September 30, 2009, 2008, and 2007 was 0% based upon voluntary termination behavior and actual forfeitures. The fair value of RRP shares that vested during the years ended September 30, 2009, 2008, and 2007 totaled $363 thousand, $379 thousand, and $370 thousand, respectively. As of September 30, 2009, there was $330 thousand of unrecognized compensation cost related to non-vested RRP shares to be recognized over a weighted average period of 2.1 years.

11. PERFORMANCE BASED COMPENSATION

The Company and the Bank have a short-term performance plan for all officers and a deferred incentive bonus plan for senior officers. The short-term performance plan has a component tied to Company performance and a component tied to individual participant performance. Individual performance criteria are established by executive management for eligible non-executive employees of the Bank; individual performances of executive officers are reviewed by the committee. Company performance criteria are approved by the committee. Short-term performance plan awards are granted based upon a performance review by the committee. The committee may exercise its discretion and reduce or not grant awards. The deferred incentive bonus plan is intended to operate in conjunction with the short-term performance plan. A participant in the deferred incentive bonus plan can elect to defer into an account between $2 thousand and up to 50% of the short-term performance plan award up to but not exceeding $100 thousand. The amount deferred receives an employer match of up to 50%. The deferral period is three years. Earnings on the amount deferred by the employee and the employer match are tied to the performance of the Company's common stock and cash dividends paid thereon during the deferral period. The total amount of short-term performance plan awards provided for the years ended September 30, 2009, 2008, and 2007 amounted to $1.1 million, $2.1 million, and $1.1 million, respectively, of which $137 thousand, $165 thousand, and $66 thousand, respectively, was deferred under the deferred incentive bonus plan. The deferrals and any earnings on those deferrals will be paid in 2011, 2012, and 2013, respectively. During fiscal years 2009, 2008, and 2007, the amount expensed in conjunction with the earnings on the deferred amounts was $51 thousand, $332 thousand, and $82 thousand, respectively.

12. DEFERRED COMPENSATION

The Bank has deferred compensation agreements with certain officers and retired officers whereby stipulated amounts will be paid to them over a period of 20 years upon their retirement or termination. Amounts accrued under these agreements aggregate $337 thousand and $363 thousand as of September 30, 2009 and 2008, respectively, and are accrued over the period of active employment and are funded by life insurance contracts.

13. COMMITMENTS AND CONTINGENCIES

The Bank had commitments outstanding to originate and purchase first and second mortgage loans as of September 30, 2009 and 2008 as follows:

	2009	2008
	(Dollars in thousands)	
Originate fixed-rate	$ 105,316	$ 105,419
Originate adjustable-rate	8,945	16,302
Purchase fixed-rate	12,948	14,366
Purchase adjustable-rate	9,000	133,153
	$ 136,209	$ 269,240

As of September 30, 2009, the Bank had commitments to originate non-mortgage loans approximating $134 thousand, all of which were fixed-rate. As of September 30, 2008, the Bank had commitments to originate non-mortgage loans approximating $72 thousand, all of which were fixed-rate.

As of September 30, 2009 and 2008, the Bank had approved but unadvanced home equity lines of credit of $270.3 million and $269.0 million, respectively. Approval of lines of credit is based upon underwriting standards that do not allow total borrowings, including existing mortgages and lines of credit, to exceed 95% of the estimated market value of the customer's home. In order to minimize risk of loss, home equity loans that are greater than 80% of the value of the property, when combined with the first mortgage, require private mortgage insurance.

Commitments to originate mortgage and non-mortgage loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a rate lock fee. Some of the commitments are expected to expire without being fully drawn upon; therefore the amount of total commitments disclosed above does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Bank, upon extension of credit is based on management's credit evaluation of the customer. As of September 30, 2009 and 2008, there were no significant loan-related commitments that met the definition of derivatives or commitments to sell mortgage loans.

14. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material adverse effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

The Bank's primary regulatory agency, the OTS, requires that the Bank maintain minimum ratios of tangible equity of 1.5%, Tier 1 (core) capital of 4%, and total risk-based capital of 8%. As of September 30, 2009 and 2008, the most recent guidelines from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum Tier 1 (core) capital, Tier 1 risked based capital and total risk-based capital ratios as set forth in the table below. Management believes, as of September 30, 2009, that the Bank meets all capital adequacy requirements to which it is subject and there were no conditions or events subsequent to September 30, 2009 that would change the Bank's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of September 30, 2009:						
Tangible equity	$ 834,879	10.0%	$ 125,505	1.5%	N/A	N/A
Tier 1 (core) capital	834,879	10.0	334,681	4.0	$ 418,351	5.0%
Tier 1 risk-based capital	834,879	23.2	N/A	N/A	216,029	6.0
Total risk-based capital	840,439	23.3	288,039	8.0	360,049	10.0
As of September 30, 2008:						
Tangible equity	$ 806,708	10.0%	$ 121,197	1.5%	N/A	N/A
Tier 1 (core) capital	806,708	10.0	323,192	4.0	$ 403,990	5.0%
Tier 1 risk-based capital	806,708	23.1	N/A	N/A	209,357	6.0
Total risk-based capital	801,886	23.0	279,143	8.0	348,929	10.0

A reconciliation of the Bank's equity under GAAP to regulatory capital amounts as of September 30, 2009 and 2008 is as follows:

	2009	2008
	(Dollars in thousands)	
Total Bank equity as reported under GAAP	$ 869,029	$ 803,643
Unrealized (gains) losses on AFS securities	(33,870)	5,968
Other	(280)	(2,903)
Total tangible equity and Tier 1 (core) capital	834,879	806,708
Allowance for loan losses	5,560	5,008
Other	--	(9,830)
Total risk based capital	$ 840,439	$ 801,886

Under OTS regulations, there are limitations on the amount of capital the Bank may distribute to the Company. Generally, this is limited to the earnings of the previous two calendar years and current year-to-date earnings. Under OTS safe harbor regulations, the Bank may distribute to the Company capital not exceeding net income for the current calendar year and the prior two calendar years. At September 30, 2009, the Bank was in compliance with the OTS safe harbor regulations. The Bank has received a waiver from the OTS to distribute capital from the Bank to the Company, not to exceed 100% of the Bank's net quarterly earnings, through June 30, 2010 so the Bank will not be required to notify the OTS prior to paying dividends through that date. So long as the Bank continues to maintain excess capital, operate in a safe and sound manner, and comply with the interest rate risk management guidelines of the OTS, it is management's belief that the Bank will continue to receive waivers, as necessary, allowing it to distribute the net income of the Bank to the Company, although no assurance can be given in this regard.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements - ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. ASC 820 was issued to increase consistency and comparability in reporting fair values.

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. The Company did not have any liabilities that were measured at fair value at September 30, 2009. The Company's AFS securities are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets or liabilities on a non-recurring basis, such as REO, LHFS, and impaired loans. These non-recurring fair value adjustments involve the application of lower-of-cost-or-fair value accounting or write-downs of individual assets.

In accordance with ASC 820, the Company groups its assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

The Company bases its fair values on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. As required by ASC 820, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The following is a description of valuation methodologies used for assets measured at fair value on a recurring basis.

AFS Securities - The Company's AFS securities portfolio is carried at estimated fair value on a recurring basis, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income/loss in stockholders' equity. The Company's major security types based on the nature and risks of the securities is included in the table below. Substantially all of the securities within the AFS portfolio are issued by U.S. Government sponsored enterprises or agencies. The fair values for all AFS securities are obtained from independent nationally recognized pricing services. Various modeling techniques are used to determine pricing for the Company's securities, including option pricing and discounted cash flow models. The inputs to these models may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. There are certain AFS securities in the AFS portfolio that have significant unobservable inputs requiring the independent pricing services to use some judgment in pricing the related securities. These AFS securities are classified as Level 3. All other AFS securities are classified as Level 2.

The following table provides the level of valuation assumption used to determine the carrying value of the Company's AFS securities measured at fair value on a recurring basis at September 30, 2009:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) [1]
	(Dollars in thousands)			
AFS securities:				
U.S. government-sponsored enterprises	$ 229,875	$ --	$ 229,875	$ --
Municipal bonds	2,799	--	2,799	--
Trust preferred securities	2,110	--	--	2,110
MBS	1,389,211	--	1,389,211	--
	$ 1,623,995	$ --	$ 1,621,885	$ 2,110

[1] The Company's Level 3 AFS securities were not significant as of September 30, 2009 and had no material activity during the year ended September 30, 2009.

The following is a description of valuation methodologies used for significant assets measured at fair value on a non-recurring basis.

Loans Receivable - Loans which meet certain criteria are evaluated individually for impairment. A loan is considered impaired when, based upon current information and events, it is probable the Bank will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Substantially all of the Bank's impaired loans at September 30, 2009 are secured by real estate. These impaired loans are individually assessed to determine that the carrying value of the loan is not in excess of the fair value of the collateral, less estimated selling costs. Fair value is estimated through current appraisals, real estate brokers or listing prices. Fair values may be adjusted by management to reflect current economic and market conditions and, as such, are classified as Level 3. Impaired loans at September 30, 2009 were $41.4 million. Based on this evaluation, the Company maintains an allowance for loan losses of $4.6 million at September 30, 2009 for such impaired loans.

REO, net - REO represents real estate acquired as a result of foreclosure or by deed in lieu of foreclosure and is carried at the lower-of-cost-or fair value less estimated selling costs. Fair value is estimated through current appraisals, real estate brokers or listing prices. As these properties are actively marketed, estimated fair values may be adjusted by management to reflect current economic and market conditions and, as such, are classified as Level 3. REO at September 30, 2009 was $7.4 million. During the year ended September 30, 2009, charge-offs to the allowance for loan losses related to loans that were transferred to REO were $1.5 million, and write downs related to REO that were charged to other expense were $959 thousand.

The following table provides the level of valuation assumption used to determine the carrying value of the Company's assets measured at fair value on a non-recurring basis at September 30, 2009:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)[1]
	(Dollars in thousands)			
Impaired loans	$ 41,399	$ --	$ --	$ 41,399
REO, net	7,404	--	--	7,404
	$ 48,803	$ --	$ --	$ 48,803

Fair Value Disclosures - The Company determined estimated fair value amounts using available market information and a selection from a variety of valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2009 and 2008. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date.

The carrying amounts and estimated fair values of the Company's financial instruments as of September 30, 2009 and 2008 were as follows:

	2009		2008	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)			
Assets:				
Cash and cash equivalents	$ 41,154	$ 41,154	$ 87,138	$ 87,138
Investment securities:				
AFS	234,784	234,784	49,586	49,586
HTM	245,920	248,929	92,773	92,211
MBS:				
AFS	1,389,211	1,389,211	1,484,055	1,484,055
HTM	603,256	627,829	750,284	743,764
Loans receivable	5,603,965	5,801,724	5,320,780	5,301,179
Capital stock of FHLB	133,064	133,064	124,406	124,406
Liabilities:				
Deposits	4,228,609	4,294,454	3,923,883	3,934,188
FHLB Advances	2,392,570	2,554,206	2,447,129	2,485,545
Other borrowings	713,609	742,301	713,581	716,951

The following methods and assumptions were used to estimate the fair value of the financial instruments:

Cash and Cash Equivalents - The carrying amounts of cash and cash equivalents are considered to approximate their fair value due to the nature of the financial asset.

Investment Securities and MBS - Estimated fair values of securities are based on one of three methods: 1) quoted market prices where available, 2) quoted market prices for similar instruments if quoted market prices are not available, 3) unobservable data that represents the Bank's assumptions about items that market participants would consider in determining fair value where no market data is available.

Loans Receivable - Fair values are estimated for portfolios with similar financial characteristics. Loans are segregated by type, such as one- to four-family residential mortgages, multi-family residential mortgages, nonresidential and installment loans. Each loan category is further segmented into fixed and adjustable interest rate categories. Market pricing sources are used to approximate the estimated fair value of fixed and adjustable-rate one- to four-family residential mortgages. For all other loan categories, future cash flows are discounted using the LIBOR curve plus a margin at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturity.

Capital Stock of FHLB – The carrying value of FHLB stock equals cost. The fair value is based on redemption at par value.

Deposits - The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the LIBOR curve.

Advances from FHLB - The estimated fair value of advances from FHLB are determined by discounting the future cash flows of each advance using a margin to the LIBOR curve.

Other Borrowings – Other borrowings consists of repurchase agreements and Debentures. The estimated fair value of the repurchase agreements is determined by discounting the future cash flows of each agreement using the LIBOR curve. The Debentures have a variable rate structure, with the ability to redeem at par, therefore the carrying value of the Debentures approximates their estimated fair value.

16. SUBSEQUENT EVENTS

Management has evaluated events and transactions that occurred after the balance sheet date of September 30, 2009 through November 30, 2009, the date the financial statements were available to be issued. Subsequent to September 30, 2009, management began pursuing an opportunity to swap approximately $200.0 million of fixed-rate loans for securities. If this transaction occurs and if market conditions are favorable, management may sell the related securities. There have been no other material events or transactions which would require adjustments and/or disclosures to the consolidated financial statements at September 30, 2009.

17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized quarterly data for each of the years indicated for the Company.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Dollars and counts in thousands, except per share amounts)				
2009					
Total interest and dividend income	$ 105,273	$ 104,335	$ 103,078	$ 100,100	$ 412,786
Net interest and dividend income	41,218	45,862	45,922	43,640	176,642
Provision for loan losses	549	2,107	3,112	623	6,391
Net income	15,852	18,132	15,476	16,838	66,298
Basic earnings per share	0.22	0.25	0.21	0.23	0.91
Diluted earnings per share	0.22	0.25	0.21	0.23	0.91
Dividends paid per public share	0.61	0.50	0.50	0.50	2.11
Average number of shares outstanding	73,063	73,113	73,173	73,227	73,144
2008					
Total interest and dividend income	$ 101,028	$ 101,816	$ 102,785	$ 105,177	$ 410,806
Net interest and dividend income	26,627	31,002	36,681	39,858	134,168
Provision for loan losses	--	119	1,602	330	2,051
Net income	9,113	11,727	14,355	15,759	50,954
Basic earnings per share	0.12	0.16	0.20	0.22	0.70
Diluted earnings per share	0.12	0.16	0.20	0.22	0.70
Dividends paid per public share	0.50	0.50	0.50	0.50	2.00
Average number of shares outstanding	72,956	72,875	72,933	72,990	72,939

18. PARENT COMPANY FINANCIAL INFORMATION (PARENT COMPANY ONLY)

The Company serves as the holding company for the Bank (see Note 1). The Company's (parent company only) balance sheets as of September 30, 2009 and 2008, and the related statements of income and cash flows for each of the three years in the period ended September 30, 2009 are as follows:

BALANCE SHEETS
SEPTEMBER 30, 2009 and 2008
(in thousands, except share amounts)

	2009	2008
ASSETS		
Cash and cash equivalents	$ 54,101	$ 44,508
Investment in the Bank	869,028	803,643
Investment in certificates of deposit at the Bank	60,000	60,000
Note receivable - ESOP	10,411	12,667
Other assets	1,622	4,621
Income tax receivable	162	67
TOTAL ASSETS	$ 995,324	$ 925,506
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 417	$ 709
Other borrowings	53,609	53,581
Total liabilities	54,026	54,290
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value; 50,000,000 shares authorized, no shares issued or outstanding	--	--
Common stock, $.01 par value; 450,000,000 shares authorized, 91,512,287 shares issued; 74,099,355 and 74,079,868 shares outstanding as of September 30, 2009 and 2008, respectively	915	915
Additional paid-in capital	452,872	445,391
Unearned compensation - ESOP	(8,066)	(10,082)
Unearned compensation - RRP	(330)	(553)
Retained earnings	781,604	759,375
Accumulated other comprehensive gain (loss)	33,870	(5,968)
	1,260,865	1,189,078
Treasury stock, at cost, 17,412,932 and 17,432,419 shares as of September 30, 2009 and 2008, respectively	(319,567)	(317,862)
Total stockholders' equity	941,298	871,216
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 995,324	$ 925,506

STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 2009, 2008, and 2007
(in thousands)

	2009	2008	2007
INTEREST AND DIVIDEND INCOME:			
Dividend income from the Bank	$ 50,056	$ 41,511	$ 35,956
Interest income from other investments	3,612	4,683	5,751
Total interest and dividend income	53,668	46,194	41,707
INTEREST EXPENSE	2,573	3,624	4,468
NET INTEREST AND DIVIDEND INCOME	51,095	42,570	37,239
OTHER INCOME	76	107	132
OTHER EXPENSES:			
Salaries and employee benefits	1,108	975	945
Other, net	471	380	438
Total other expenses	1,579	1,355	1,383
INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE AND EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY (EXCESS OF DISTRIBUTION OVER)	49,592	41,322	35,988
INCOME TAX (BENEFIT) EXPENSE	(162)	(66)	11
INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY (EXCESS OF DISTRIBUTION OVER)	49,754	41,388	35,977
EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY (EXCESS OF DISTRIBUTION OVER)	16,544	9,566	(3,681)
NET INCOME	$ 66,298	$ 50,954	$ 32,296

STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2009, 2008, and 2007
(in thousands)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 66,298	$ 50,954	$ 32,296
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in excess of distribution over/(undistributed) earnings of subsidiary	(16,544)	(9,566)	3,681
Amortization of deferred debt issuance costs	28	57	57
Other, net	14	3	(5)
Changes in:			
Other assets	2,999	(2,982)	33
Income taxes receivable/payable	(95)	(295)	351
Accounts payable and accrued expenses	(292)	(1,669)	1,321
Net cash flows provided by operating activities	52,408	36,502	37,734
CASH FLOWS FROM INVESTING ACTIVITIES:			
Principal collected on notes receivable from ESOP	2,256	2,132	2,016
Net cash flows provided by investing activities	2,256	2,132	2,016
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payment from subsidiary for sale of treasury stock related to RRP shares	87	322	180
Dividends paid	(44,069)	(41,426)	(43,000)
Acquisition of treasury stock	(2,426)	(7,307)	(3,198)
Stock options exercised	1,337	623	3,942
Net cash flows used in financing activities	(45,071)	(47,788)	(42,076)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,593	(9,154)	(2,326)
CASH AND CASH EQUIVALENTS:			
Beginning of year	44,508	53,662	55,988
End of year	$ 54,101	$ 44,508	$ 53,662
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest payments	$ 2,866	$ 3,929	$ 4,511

Stockholder Information

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m. local time on January 26, 2010, at the Bradbury Thompson Center, 1700 SW Jewell on the Washburn University campus in Topeka, Kansas.

Stock Listing

Capitol Federal Financial common stock is traded on the Global Select tier of the NASDAQ Stock Market under the symbol "CFFN".

Price Range of Common Stock

The high and low sales prices for the common stock as reported on the NASDAQ Stock Market, as well as dividends declared per share, are reflected in the table below. Such information reflects inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

FISCAL YEAR 2008	HIGH	LOW	DIVIDENDS
First Quarter	$36.09	$30.47	$0.50
Second Quarter	$38.60	$27.63	$0.50
Third Quarter	$41.45	$36.82	$0.50
Fourth Quarter	$51.56	$36.06	$0.50

FISCAL YEAR 2009	HIGH	LOW	DIVIDENDS
First Quarter	$47.64	$33.06	$0.61
Second Quarter	$45.77	$33.02	$0.50
Third Quarter	$44.93	$34.91	$0.50
Fourth Quarter	$39.29	$30.24	$0.50

The combination of regular quarterly dividends and the special year end dividend to be paid in December 2009 will result in total cash dividends of $2.29 per share paid to public stockholders in calendar year 2009. Total cash dividends paid to public stockholders during calendar year 2008 were $2.11 per share.

Our cash dividend payout policy is continually reviewed by management and the board of directors. Dividend payments depend on a number of factors including the Company's financial condition and results of operations, the Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital earning distributions to the Company, the amount of cash at the holding company and the continued waiver of dividends by Capitol Federal Savings Bank MHC. The Company relies significantly on dividends originating from the Bank to accumulate cash for the payment of dividends to the Company's stockholders. See Notes 1 and 14 to the Notes to Consolidated Financial Statements for discussion of restrictions to the Bank's ability to pay dividends.

At November 13, 2009, there were 74,099,355 shares of Capitol Federal Financial common stock issued and outstanding and approximately 9,542 stockholders of record.

Stockholders and General Inquiries

James D. Wempe, Vice President
Capitol Federal Financial, 700 South Kansas Avenue, Topeka, KS 66603
(785) 270-6055
e-mail: jwempe@capfed.com
Copies of our Annual Report on Form 10-K for the fiscal year ended September 30, 2009 are available at no charge to stockholders upon request, and on our website, www.capfed.com.

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane, New York, NY 10038
(800) 937-5449

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